EXHIBIT 99.1

EQUINOX GOLD

2021

Annual & Special Meeting of Shareholders
Management Information Circular

2021 Annual & Special Meeting of Shareholders

TABLE OF CONTENTS

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS	3
Letter from the Chairman	4
Letter from the CEO	6
ABOUT THIS INFORMATION CIRCULAR	8
Defined Terms	8
Proxy Solicitation	8
Quorum and Approval	8
Notice and Access	8
Annual and Interim Reports	9
General Information	9
BUSINESS OF THE MEETING	10
Receive our Financial Statements and the Auditor’s Report	10
Board Size	10
Elect Directors	10
Appointment of Independent Auditor	10
Amendment of Company Articles	11
Advisory Resolution on Executive Compensation	12
Other Business	13
Management Webcast	13
ATTENDING THE MEETING AND VOTING PROCEDURES	14
Who Can Vote	14
How to Vote	14
Voting Process: Registered Shareholders	14
Voting Process: Non-Registered Shareholders	16
Processing the Votes	17
Changing Your Vote	18
Participating in the Meeting	18
Attending the Meeting as a Guest	19
COMMITMENT TO RESPONSIBLE MINING	20
CORPORATE GOVERNANCE OVERVIEW	23
ABOUT THE BOARD	24
Independence	24
Board Composition and Experience	24
Position Descriptions	25
In-Camera Meetings	25
Board Education	26
Board and Director Assessments	26
Nomination of Directors	26
Diversity Policy	27
Director Term Limits and Retirement	27
Director Share Ownership	27
COMMITTEES OF THE BOARD	28

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2021 Annual & Special Meeting of Shareholders

Audit Committee	28
Compensation, Nomination and Governance Committee	29
Environment, Social and Governance Committee	30
DIRECTORS	32
Advance Notice Policy	32
Majority Voting Policy	32
Nominees for Election as Directors	32
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	42
DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	43
EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS	47
Named Executive Officers (NEO)	47
Executive Compensation Philosophy and Objectives	47
Share Price Performance and Performance Graph	48
Trading Restrictions	50
NEO Share Ownership	50
Compensation Risk Management	51
Compensation Governance	52
Use of Compensation Consultants and their Affiliates	54
Benchmarking	54
Components of NEO Compensation	55
Summary Compensation Table	61
Incentive Plan Awards	62
Option-Based Awards	64
Share-based Awards	67
Annual Burn Rate Under Equity Compensation Plans	70
Employment, Consulting and Management Agreements	70
Termination and Change of Control Benefits	71
Pension Plan Benefits	72
ADDITIONAL INFORMATION	73
Shares and Principal Shareholders	73
Management Contracts	73
Interest of Certain Persons in Matters to be Acted Upon	73
Indebtedness of Directors and Executive Officers	73
Interest of Informed Persons in Material Transactions	74
Schedule “A” - Article Amendments	75
Forward-looking Statements

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2021 Annual & Special Meeting of Shareholders

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

MEETING INFORMATION
Date: Wednesday, May 5, 2021 Time: 1:30 p.m. (Vancouver time) Location: https://web.lumiagm.com/215049834 Meeting ID: 215049834 Meeting Password: equinox2021	This year, to mitigate health risks related to the COVID-19 pandemic, Equinox Gold will hold its annual and special meeting of shareholders in a virtual only format.

You are invited to attend the annual and special meeting of shareholders (the Meeting) of Equinox Gold (Equinox Gold or the Company). The Meeting will be held on Wednesday, May 5, 2021, starting at 1:30 p.m. (Vancouver time) for the following purposes:

1.	To receive the Company’s consolidated financial statements for the financial year ended December 31, 2020 and the auditor’s report thereon.
2.	To set the number of directors at nine.
3.	To elect nine director nominees to serve on the Company’s Board.
4.	To reappoint KPMG LLP as the Company’s independent auditor for 2021 and to authorize the Company’s directors to set the auditor’s pay.
5.	To amend the Company’s articles.
6.	To approve a non-binding advisory resolution on executive compensation.
7.	To transact any other business that may properly come before the Meeting.

Our 2021 Meeting will be held in a virtual only format, via live audiocast. We believe that a virtual meeting is appropriate to comply with government public health directives and advice and to help protect the health of our communities, shareholders, employees and other stakeholders from risks associated with the ongoing COVID-19 pandemic. Shareholders will have an equal opportunity to participate in the Meeting online, regardless of their geographic location. See “Participating in the Meeting” beginning on page 18 of our management information circular (Circular) for details on how to join the Meeting, ask questions, and address any technical issues related to accessing the live audiocast.

Equinox Gold is using the notice and access method for delivering this notice to shareholders. Electronic delivery reduces paper consumption, which is consistent with Equinox Gold’s environmental commitments, and also reduces the Company’s printing and mailing costs. This notice and the Circular are available on Equinox Gold’s website at www.equinoxgold.com/investors/shareholder-meetings and under Equinox Gold’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully. You are eligible to vote your Equinox Gold shares if you were a shareholder of record at the close of business on March 11, 2021. You may vote virtually or by proxy. It is important that you exercise your right to vote and we encourage you to do so.

Dated at Vancouver, British Columbia this 12th day of March 2021.

By Order of the Board of Directors
(signed) Ross Beaty
Chairman

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2021 Annual & Special Meeting of Shareholders

Letter from the Chairman

Dear Fellow Shareholders,

It’s been three years since we founded Equinox Gold with the grand vision of building a global gold mining company. How well we have executed this plan! From our start as a single-asset developer with ambitious plans we now have seven producing gold mines in three countries, a peer-leading growth profile from a pipeline of development projects, and a clear path to produce more than one million ounces of gold annually by 2024. Here are some highlights of our accomplishments over the past three years.

2018. Our first year in business after the amalgamation of Trek Mining, NewCastle and Anfield. We financed and commenced construction of our Aurizona mine, completed a prefeasibility study for our Castle Mountain mine, and became a gold producer late in the year when we acquired the Mesquite mine. 2018 production: 25,600 ounces of gold.

2019. We refinanced our debt and brought Mubadala into the company as a strategic stakeholder. We commenced production at Aurizona and began construction at Castle Mountain. Mesquite had a great year, increasing its reserves and beating guidance. We also listed on the NYSE American Stock Exchange and closed the year with the announcement of our acquisition of Leagold Mining. 2019 production: 201,017 ounces of gold.

I am confident we will see both precious metals and generalist investors turn increasingly to gold.

2020. The Leagold acquisition added four producing mines and a development-stage project to our portfolio, more than tripling our production potential and bringing the diversification and scale that is so important in our industry. The increased scale was reflected in the markets with improved trading liquidity, averaging more than C$40 million daily, which in turn attracted new institutional investors and resulted in Equinox Gold being added to four important indices. Aurizona and Mesquite had terrific years. We demonstrated the potential to develop an underground mine at Aurizona, had great exploration success at both Aurizona and Mesquite, commenced gold production at Castle Mountain, and began construction at Santa Luz. We ended the year with seven operating mines, three impressive growth projects, and the announcement of our acquisition of Premier Gold. 2020 production: 477,186 ounces of gold.

Quo Vadis 2021? We will optimize production at all seven operations while we invest in the future of our company. We will complete our acquisition of Premier Gold and integrate its operations into our portfolio, complete Santa Luz construction at the end of the year while beginning construction of the Hardrock mine in Ontario, complete a prefeasibility study for underground development at Aurizona, advance expansion projects that will nearly double production at our Los Filos mine, advance the Castle Mountain expansion, and undertake significant exploration across our portfolio with the objective of mine life extension and identifying the next generation of Equinox Gold mines. Dividends will have to wait as we focus on growth, but they will come! 2021 production: 605,000 to 665,000 ounces of gold, but the stage will be set for Equinox Gold to produce approximately 900,000 ounces of gold in 2022 and more than one million ounce per annum by 2024, positioning the Company in the top tier of global gold producers.

Why have I been so focused on building a major global gold producer? The simple answer is because I’m bullish on gold. The more gold we produce, the more we will benefit from rising gold prices. The macro fundamentals for rising gold prices are stronger today that at any other point in my career. I have never witnessed such monetary debasement as we are seeing today. Negative interest rates, massive stimulus programs in response to the COVID-19 pandemic, unprecedented sovereign debt, the inevitable inflation: all these trends point to rising gold prices, yet gold investments represent less than one percent of global assets under management. Amid continued global uncertainty, I am confident we will see both precious metals and generalist investors turn increasingly to gold as a safe haven and an alternative to other asset classes.

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2021 Annual & Special Meeting of Shareholders

Another reason is because global equity markets have changed in my 35-year career running public precious metals mining companies. Size matters today more than ever. Trading multiples increase with company size, since larger scale and increased diversification means less risk and broader investment appetite. Overhead costs are lower per ounce, our cost of capital is reduced, and more funds are available for shareholder returns. Bigger is better.

It’s one thing to say we want to build scale, and quite another thing to do it. In this respect I think we’ve done pretty well, thanks to the hard work of our senior management team and every single one of our 6,000 employees who help us every day in our mission to become one of the world’s premier gold producers. Our employees, our contractors and advisors, the communities around our operations and the governments in the countries where we operate - they all support us in our mission and we, in turn, support them with well paid jobs, local purchases, taxes and all the multiplier effects from our operations. The Equinox Gold mining ecosystem is big and mutually supportive.

We had a good year in 2020, an achievement all the more impressive given the turmoil created by COVID-19. I’m incredibly proud of our team’s proactive response and rapid implementation of protocols that allowed us to effectively operate our mines while protecting the health of our workforce and local communities. It would have been a great year but for one negative that arose in September: a blockade imposed on us by one of the communities near our Los Filos mine in Mexico, which required closure of the mine for more than three months. Equinox Gold takes its Environmental, Social and Governance (ESG) responsibilities very seriously, and we put great effort into supporting our community partners and building strong relationships. I remain disappointed and frustrated at the long suspension of operations that benefited no-one. I deeply hope we can maintain strong, long-term, respectful, mutually beneficial relationships with the communities at every one of our mines in 2021 and future years. ESG is incredibly important and we are vigilant about looking after the environment, looking after our workers and their communities, and looking after our corporate governance so that we are continually improving and demonstrating best-in-class performance across all of these metrics.

I look to our future with great optimism. I know of no other gold mining company with our depth and growth potential, in mining-friendly jurisdictions, with such a strong management and operating team, and such robust financials. Execution is everything, and we must continue to deliver on our promises of industry-leading growth, operational excellence, and responsible mining. With our portfolio of assets, our incredibly talented and dedicated team, and the backdrop of rising gold prices, I am confident that Equinox Gold will continue to prosper.

I always end my annual message with a declaration of appreciation for the support of so many to our enterprise. To our management team and employees and to our contractors and advisors, thank you. To our communities and national governments, I extend my appreciation for your support. And to my fellow shareholders, thank you! Your support is essential to strengthen our financial base and validate our business plan. I invite you to stay with us as we continue our drive to become a major global gold mining company. Thank you all!

(signed) Ross Beaty

March 2021

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2021 Annual & Special Meeting of Shareholders

Letter from the CEO

Dear Fellow Shareholders,

When we joined forces with Ross to form Equinox Gold, we clearly stated our strategy to rapidly grow through development of our existing assets, exploration success, and strategic acquisitions and mergers, with the vision of becoming a million-ounce gold producer with a reputation for excellence. Being significant investors in Equinox Gold ourselves and having a clear vision has kept the team grounded and focused as we took on the challenges of completing an asset acquisition and a significant corporate merger (with another acquisition announced at the end of 2020), integrating six new assets into our portfolio, and building two new mines. I am incredibly proud of what we’ve accomplished in three short years and thank the team for their dedication, hard work, and unwavering support of our long-term strategy.

The team’s creativity and focus on surfacing value in more complex situations has helped us to recognize an opportunity that others may have missed. Acquiring Premier Gold and its interest in the multi-million-ounce, construction-ready, fully permitted Hardrock gold project in Ontario, Canada is a rare opportunity that will be accretive to our shareholders across every metric. Hardrock slots well into our development pipeline, with full construction expected to begin toward the end of 2021 as we are finishing Santa Luz construction. Having a large, long-life gold project in Canada brings additional scale and diversification to our portfolio, reduces geopolitical risk and significantly boosts our long-term production profile while reducing costs, with the expectation of adding well over 200,000 ounces of gold annually from our 60% interest. Through the Premier acquisition we will also hold 30% of a very promising Nevada-based and focused gold company, an investment that offers excellent value creation potential. Our approximate 26% investment in Solaris Resources, which was formed when we spun out our copper assets to shareholders in 2018, is currently around C$200 million and has surfaced significant value for both Equinox Gold and our shareholders. We intend to replicate this success as a strategic shareholder of i-80 Gold.

We continue planning for the long-term success of Equinox Gold and have embarked on a year of investment that will set the stage for significant production growth. Our anticipated sustaining capital investment of $180 million in 2021 will be reflected in higher all-in sustaining costs for the year but will yield substantial improvement in costs and near-term returns starting in later 2021 and beyond. Likewise, non-sustaining growth capital of approximately $250 million in 2021 will complete construction at Santa Luz, advance expansion projects at Los Filos and Castle Mountain and significantly expand the main RDM open pit, adding up to 300,000 ounces of gold production in 2022.

We are currently funded to achieve all of our growth objectives, an enviable position in an industry that is often capital constrained. Strong gold prices and operating margins certainly help, as does our cost-conscious culture. From the outset we have committed to achieving our growth targets while maintaining a lean team and remaining aligned with shareholder interests. We are proud of the fact that all of our executives and directors have personally invested in the Company to collectively hold nearly 9% of outstanding shares, one of the highest insider ownership rates in the industry. We are truly aligned with you! Our compensation strategy is also aligned with shareholder interests and we have taken on board matters important to the Shareholders’ Gold Council and you, with lower base salaries and stronger incentive programs based on corporate performance and achievement of publicly stated objectives. We think like owners, we act like owners, and we intend to reward both our shareholders and our workforce by building a leading gold company that will operate responsibly and profitably for decades. We will all be rewarded as we deliver over the mid to long-term.

At the site level, our efforts to achieve operational excellence include a focus on cost controls, operational efficiencies and responsible mining. Our first priority at the mine sites, however, is our responsibility for the safety of our workforce and local communities, a responsibility even more pronounced during 2020 as we navigated risks related to the COVID-19 pandemic. Our site teams moved quickly to implement new health and safety protocols, collaborating with consulting epidemiologists, local health professionals, government officials, regulators, and community leaders so we were serving the needs of both our workforce and local communities. We were one of the first mining companies to implement proactive “test, trace, isolate” protocols, regularly testing our entire workforce with the objective of identifying potential carriers before they showed symptoms so they could isolate early before inadvertently spreading the virus. Protecting the jobs and economic wellbeing of our workforce, contractors and suppliers was equally important to reduce the economic toll on communities already burdened by health concerns. We worked with all of our suppliers to establish business continuity measures to ensure our mines could operate effectively and safely, protecting the interests of our workforce, our communities and our shareholders.

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2021 Annual & Special Meeting of Shareholders

As the world came together to combat a global pandemic, we also saw renewed commitment globally to improving equity and inclusion. The Black Lives Matter movement sparked a global conversation about diversity, racism and inclusion, and the importance of creating a corporate culture that is truly equitable. Culture is what we do, not what we say. At both the corporate and site level we have engaged in open debate and dialogue about our policies, and more importantly our practices, with regard to diversity and inclusion. We are evaluating our hiring policies, training programs and objectives to ensure our workplaces reflect the diversity of the communities in which we operate, and our behaviours encourage a culture that is inclusive, compassionate and accountable.

One of the unexpected advantages of COVID-19 travel restrictions was increased shareholder engagement, now that everyone is just a Zoom call away. We were able to meet with new investors in Asia, Australia and smaller investment centres we had never visited before, and found that increasing the frequency of meetings with existing investors has provided the opportunity for a deeper conversation about topics that drive investment strategy. We have enjoyed this increased level of engagement and thank our shareholders for their invaluable feedback, and look forward to the day we can meet again in person.

Of particular importance to investors is understanding how Equinox Gold is managing its environmental, social and governance obligations. The Leagold merger in March expanded both our asset portfolio and our team. We filled a number of key positions and now have the technical capacity to harmonize, set and articulate our ESG strategy and objectives, collect and quantify our performance data, and commence formal ESG reporting. We have been reporting quarterly online since Q2 2020 and intend to expand our reporting metrics in 2021 so that both investors and the rating agencies have the information they need to assess Equinox Gold’s commitments and progress.

Our commitments to ethical mining, operational excellence and creating long-term value for all stakeholders are fundamental operating principles that drive all of our decisions. The fundamental measure of our success will be the value we create over the long term for our workforce, our host communities and of course our shareholders. We have a diversified portfolio of quality assets and a clear plan to achieve transformative growth. The investments we’re making this year should significantly increase production, reduce our costs long-term and extend the mine life at multiple projects, creating substantial value for our shareholders and ensuring economic wellbeing for our workforce and host communities for many years to come. We draw tremendous energy and enjoyment from reflecting on what we’ve achieved to date and look forward to the many challenges and opportunities that lie ahead.

I thank our young, motivated and hard-working team for their commitment, effort and enthusiasm. We are lucky to have such a talented, positive group of people at each of our operations and our corporate office. I thank our communities and governments for their support, particularly during the early days of COVID-19 as we worked together to keep everyone safe and healthy. I thank our Board of Directors for their support, expertise and encouragement, and their endorsement of our strategic framework for long-term value creation. And on behalf of the Equinox Gold team and Board of Directors, I thank our shareholders for their continued confidence, and for sharing our long-term vision of Equinox Gold’s future. In an often-used phrase, this is a marathon not a sprint. We look forward to the journey ahead.

(signed) Christian Milau

March 2021

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2021 Annual & Special Meeting of Shareholders

ABOUT THIS INFORMATION CIRCULAR

You have received this management information circular (the Circular) for the 2021 annual and special meeting of shareholders of Equinox Gold to be held at 1:30 p.m. (Vancouver time) on Wednesday, May 5, 2021 (the Meeting), because our records indicate that you owned Equinox Gold shares as of the close of business on March 11, 2021 (the Record Date). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting personally or by proxy. You retain these rights if the Meeting is adjourned or postponed.

Your vote is important. The Board of Directors (Board) and management (Management) of Equinox Gold encourage you to vote.

This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the Meeting audiocast. If you have any questions about the procedures to be followed to qualify your vote at the Meeting or about obtaining and depositing the required proxy form, you should contact Equinox Gold’s transfer agent, Computershare Investor Services Inc. (Computershare) by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International).

Defined Terms

In this Circular, we, us, our, Equinox Gold and the Company mean Equinox Gold Corp. You, your and shareholder mean holders of Equinox Gold shares as of the Record Date. All other terms used are defined within the Circular.

Proxy Solicitation

Management may solicit your vote for this Meeting, and at any meeting that is reconvened if the Meeting is postponed or adjourned. Management’s solicitation of proxies will be conducted without special compensation by mail, email, telephone or other personal contact by our directors, officers, and employees or by Computershare. The Company will bear the cost of soliciting proxies.

The Company is not aware of any items of business to be considered at the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

Quorum and Approval

A quorum of shareholders is required to transact business at the Meeting. According to the Company’s articles, a quorum for the transaction of business at any meeting of shareholders is currently one shareholder present or represented by proxy.

Notice and Access

Equinox Gold is using the notice and access process (Notice and Access) provided under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, for delivery of the Notice of Meeting and Circular for the year ended December 31, 2020 (collectively, the Meeting Materials) to registered and beneficial shareholders. Equinox Gold has adopted the Notice and Access delivery process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

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2021 Annual & Special Meeting of Shareholders

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how to access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

The Company is not using a procedure known as “stratification” in relation to its use of Notice and Access. Stratification occurs when a reporting issuer provides a paper copy of the Circular to select shareholders along with the Notice and Access notification. In relation to the Meeting, all shareholders will receive the required documentation under Notice and Access and shareholders will not receive a paper copy of the Circular unless they expressly request a copy.

Shareholders may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to the shareholder for up to one year from the date this Circular is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). To request a paper copy of the Meeting Materials, please contact Equinox Gold by phone at 1-833-EQXGOLD (1-833-379-4653) (North America toll free) or 1-604-558-0560 (International) or by email at ir@equinoxgold.com. To receive the Meeting Materials in advance of 1:30 p.m. (Vancouver time) on May 3, 2021 (the Proxy Deadline) and in advance of the Meeting date, Equinox Gold must receive requests for printed copies of the Meeting Materials at least ten business days in advance of the Proxy Deadline.

Annual and Interim Reports

As a shareholder, you can decide if you want to receive paper copies of our interim and annual consolidated financial statements and management’s discussion and analysis (MD&A). To receive paper copies of these materials, please complete the request contained on the proxy form provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

You can find financial information relating to Equinox Gold in our audited consolidated financial statements and MD&A for our most recently completed financial year. These documents are available on our website at www.equinoxgold.com, on SEDAR and on EDGAR.

General Information

This Circular is dated March 12, 2021. Unless otherwise stated, information in this Circular is as of March 12, 2021.

This Circular contains references to lawful currency of the United States (US$ or US dollars) and of Canada (C$ or Canadian dollars). All dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in US dollars. Unless otherwise stated, any US dollar amounts that have been converted from Canadian dollars have been converted at the following daily exchange rates, as quoted by S&P Global Market Intelligence:

•	March 11, 2021: US$1.00 = C$1.26.
•	December 31, 2020: US$1.00 = C$1.27
•	December 31, 2019: US$1.00 = C$1.30
•	December 31, 2018: US$1.00 = C$1.36
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2021 Annual & Special Meeting of Shareholders

BUSINESS OF THE MEETING

Receive our Financial Statements and the Auditor’s Report

Our audited consolidated financial statements for the year ended December 31, 2020, and related auditor’s report, will be presented at the Meeting. The audited consolidated financial statements are available on our website, on SEDAR and on EDGAR. Printed copies will be mailed to registered shareholders and non-registered shareholders who requested a copy.

Board Size

The articles of the Company (Articles) require that the Board consist of the greater of three directors or the number set by ordinary resolution. At the Meeting, the nine persons named in the “Directors” section beginning on page 32 will be proposed for election as directors of the Company.

At the Meeting, shareholders of the Company will be asked to vote, by ordinary resolution, to set the number of directors of Equinox Gold at nine persons.

✔	The Board recommends you vote FOR setting the Board size at nine persons.

Elect Directors

At the Meeting, shareholders of the Company will be asked to elect a board of directors to hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia). Information on the director nominees begins on page 32 of this Circular.

✔	The Board recommends you vote FOR all of the director nominees.

Unless otherwise instructed, the Management Proxyholders (defined below) appointed pursuant to the accompanying proxy form will vote FOR the election of the nominated directors. If a proposed nominee is unable to serve as a director or withdraws his or her name, the Management Proxyholders reserve the right to nominate and vote for another individual at their discretion.

Appointment of Independent Auditor

The Board, on the recommendation of the Audit Committee, recommends that KPMG LLP be reappointed as Equinox Gold’s independent external auditor (auditor) to serve for the ensuing year, and that the Board be authorized to set the auditor’s remuneration.

✔	The Board recommends you vote FOR the appointment of KPMG LLP as Equinox Gold’s auditor.

KPMG LLP has been Equinox Gold’s independent external auditor since January 5, 2017. The auditor conducts the annual audit of our financial statements, provides audit-related, tax and other services, and reports to the Audit Committee of the Board. At the Company’s 2020 annual general meeting, 95.04% of the votes cast were in favour of appointing KPMG LLP as the Company’s auditor, with 4.96% of votes cast withheld.

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2021 Annual & Special Meeting of Shareholders

✔	The Board recommends you vote FOR authorizing the Board to fix the auditor’s pay.

The fees paid to the auditor in each of the last two fiscal years are as follows:

	2020[1]	2019[1]
Audit Fees
Services provided by the independent auditor for the audit of the financial statements and, in 2020, internal controls over financial reporting.	$1,192,587	$561,253
Audit Related Services
Audit related services billed in 2020 related to the Leagold management information circular and due diligence related to mergers and acquisitions.	$139,754	Nil
Tax Compliance Fees
Tax compliance fees billed in 2020 and 2019 were for the preparation and review of tax returns, claims for refund and tax payment-planning services	$207,293	$400,064
Tax Fees
Tax fees billed in 2020 were for tax advisory services primarily related to the Leagold acquisition and general Canadian and US tax advisory matters. Tax fees billed in 2019 include fees for tax advisory services related to the sale of Koricancha, financing matters, the acquisition of Mesquite, the Leagold acquisition, the spin out of Solaris Resources Inc., and general Canadian and US tax advisory matters	$142,336	$280,070
Total	$1,681,970	$1,241,387
1.	Fees are disclosed on an “as billed” basis. The fees were converted from Canadian dollars into US dollars at the average exchange rate for 2020 of C$1 = US$0.7463 (US$1=C$1.34) and for 2019 of C$1 = US$0.7537 (US$1=C$1.33).

Unless otherwise instructed, Management Proxyholders will vote FOR the resolution appointing KPMG LLP as our auditor to hold office until our 2022 annual meeting of shareholders and FOR authorizing the Board to fix the auditor’s pay.

Amendment of Company Articles

The Articles currently provide that the quorum required to transact business at a meeting of shareholders is one person present or represented by proxy. The Articles also allow for any director to appoint a person to be their alternate, to act in place of that director at any board or committee meetings.

The Board has determined that it is in the best interest of the Company to amend the Articles, subject to the restrictions set out in the Business Corporations Act (British Columbia), to set the quorum for the transaction of business at a meeting of shareholders to at least two persons present or represented by proxy holding 33% or more of the shares entitled to vote at such meeting, and to remove the provisions allowing for the appointment of alternate directors (the Article Amendments).

The Article Amendments are expected to encourage wide-ranging participation from all shareholders at future meetings of shareholders and prevent a single significant or controlling shareholder from dominating meetings at the expense of minority shareholders. The Article Amendments will also better align the Articles with best corporate governance practices for Toronto Stock Exchange (TSX) listed companies. A copy of the Articles with the Article Amendments is attached as Schedule “A” to this Circular and is also available for inspection by shareholders at our registered office.

At the Meeting, the shareholders of the Company will be asked to consider, and if thought fit, pass the following special resolution approving the Article Amendments:

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2021 Annual & Special Meeting of Shareholders

“BE IT RESOLVED THAT:

1.	the existing Articles of the Company be amended as set out in Schedule “A” of the Company’s Management Information Circular dated March 12, 2021;
2.	these resolutions shall be effective on the date and time that this resolution has been deposited at the Company’s records office; and
3.	any one director or officer of the Company is authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of these resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

✔	The Board recommends you vote FOR the Article Amendments.

Unless otherwise instructed, Management Proxyholders will vote FOR the resolutions authorizing the Article Amendments.

The resolutions authorizing the Article Amendments must be approved by at least two-thirds of the votes cast at the Meeting.

Advisory Resolution on Executive Compensation

The Board has adopted a non-binding “Say on Pay” advisory vote to solicit feedback on our approach to executive compensation. Say on Pay is intended to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote.

The 2020 Say on Pay advisory vote received 97.75% approval from shareholders who voted. The results of this year’s vote will be reported following the Meeting. As this is an advisory vote, the results are not binding and the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the voting results into account when considering future compensation policies, procedures and decisions and in determining if there is a need to modify any aspect of the Board’s engagement with shareholders.

Shareholders are encouraged to review and consider the information regarding Equinox Gold’s approach to compensation under the heading “Executive Compensation Discussion and Analysis” beginning on page 47. Shareholders who vote against the Say on Pay resolution are encouraged to contact the Board using the contact information provided on the last page of this Circular to discuss their concerns about Equinox Gold’s approach to executive compensation.

At the Meeting, the shareholders of the Company will be asked to consider, and if thought fit, pass the following resolution regarding executive compensation:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Equinox Gold Corp.’s Management Information Circular dated March 12, 2021, delivered in advance of the Company’s Annual and Special Meeting of Shareholders.”

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2021 Annual & Special Meeting of Shareholders

✔	The Board recommends you vote FOR the Advisory Resolution on Executive Compensation.

Unless otherwise instructed, Management Proxyholders will vote FOR the advisory resolution on Executive Compensation.

If the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) to understand their concerns and will review Equinox Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in Equinox Gold’s management information circular for the following year.

Other Business

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.

Management Webcast

Following the Meeting, the Company will host a live conference call and webcast where Management will present an overview of Equinox Gold’s business strategy and objectives and activities underway at each of our projects. Attendees will have an opportunity to ask questions of Management during the conference call and webcast.

Time	2:00 p.m. (Vancouver time)/ 5:00 p.m. (Toronto time)
Conference call	Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340
Webcast	www.equinoxgold.com

The webcast will be archived on the Company’s website until November 5, 2021.

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2021 Annual & Special Meeting of Shareholders

ATTENDING THE MEETING AND VOTING PROCEDURES

Who Can Vote

You are entitled to vote at the Meeting if you held Equinox Gold shares as of the close of business on March 11, 2021, the Record Date for the Meeting. Each share that you owned on the Record Date entitles you to one vote on each item of business to be considered at the Meeting.

How to Vote

How you can vote depends on if you are a registered shareholder or a non-registered (beneficial) shareholder. The different voting options are summarised below, and more detail is provided in the following section.

Please follow the appropriate voting option based on whether you are a registered or non-registered shareholder:
•	You are a registered shareholder if your name appears on your share certificate or your shares are registered in your name with Computershare.
•	You are a non-registered (beneficial) shareholder if your shares are registered in the name of a bank, trust company, securities broker, trustee or other financial institution or nominee on your behalf (Intermediary).
If you are unsure whether you are a registered or non-registered shareholder, please contact Computershare by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

Voting Process: Registered Shareholders

Registered Shareholders Option 1 - Voting by proxy

Voting by proxy is the easiest way to vote. By completing and returning your proxy form, you are authorizing your proxyholder to vote your shares at the Meeting, or withhold your vote, according to your instructions. Christian Milau, Chief Executive Officer, and Greg Smith, President, have agreed to act as the Equinox Gold management proxyholders for the Meeting (Management Proxyholders). Unless otherwise noted, the following instructions assume that you are appointing the Management Proxyholders as your proxy.

If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your shares as he or she sees fit. It is important that you provide voting instructions with your proxy. If you appoint the Management Proxyholders but do not tell them how to vote, your shares will be voted FOR each of the items of business currently proposed for the Meeting.

A proxy will not be valid unless it is dated and signed by you, as the registered shareholder, or by your attorney with proof that they are authorized to sign, and completed according to the instructions set out in the proxy form. If you represent a registered shareholder who is a company or association, your proxy should have the seal of the company or association, if applicable, and must be executed by a duly authorised officer or an attorney. If you execute a proxy as an attorney for a registered shareholder who is an individual, or as an officer or attorney of a registered shareholder who is a company or association, you must include the original authorization, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

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2021 Annual & Special Meeting of Shareholders

Your completed proxy must be deposited with Computershare by 1:30 p.m. (Vancouver time) on Monday, May 3, 2021, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) before the time set for any adjournment or postponement of the Meeting (Proxy Deadline).

If you are appointing someone other than the Management Proxyholders as your proxy, you must register them with Computershare before the Proxy Deadline. If you do not register your proxyholder before the Proxy Deadline they will not receive login credentials to participate in the online meeting. Instructions on how to register your proxyholder are below. Management Proxyholders do not need to be registered.

Internet

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone you can scan the QR code on your proxy form.

Telephone

Call 1-866-732-8683 from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Proxyholders as your proxyholder.

Mail or Courier

Complete your proxy form, sign and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Appointing another person to attend the Meeting virtually and vote your shares on your behalf

You can appoint a person other than the Management Proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names of the Management Proxyholders in the enclosed proxy form and print the name of the person that you want to appoint as your proxyholder in the space provided. This person does not need to be an Equinox Gold shareholder. Complete your voting instructions, sign and date the proxy form, and return your proxy form to Computershare using one of the methods noted above.

To participate in the Meeting, your appointed proxyholder must be registered to attend. If you do not register your proxyholder, your proxyholder will not receive login credentials to participate in the Meeting. To register your proxyholder, please visit http://www.computershare.com/EquinoxGold before 1:30 p.m. (Vancouver time) on Monday, May 3, 2021 and provide Computershare with your proxyholder’s contact information, including email. If your proxyholder is not registered with Computershare, they will not be able to participate in the Meeting to vote your shares.

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2021 Annual & Special Meeting of Shareholders

Registered Shareholders Option 2 - Voting in person by attending the virtual Meeting and voting online

The Meeting will be hosted virtually by way of a live audiocast starting at 1:30 p.m. (Vancouver time) on May 5, 2021. To participate online, registered shareholders must have a valid 15-digit control number and appointed proxyholders must be registered with, and have received login credentials for the Meeting from, Computershare. Registered shareholders and duly appointed proxyholders can participate in the Meeting as follows:

• Login at https://web.lumiagm.com/215049834 at least 15 minutes before the Meeting starts.

• Meeting ID: 215049834

• Review and accept the Terms and Conditions

• Login using the following information:

-   Username: if you are a registered shareholder, enter the 15-digit control number from your proxy form (located in the bottom left-corner on the front of your proxy form). If you are a proxyholder enter the login credentials provided to you by Computershare

-  Password: enter the password “equinox2021” (case sensitive)

• Vote by following the instructions on screen

It is important that you are always connected to the internet during the Meeting to ensure you are able to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

See the “Virtual AGM User Guide” enclosed with the Notice of Meeting for information on how to login, ask questions and vote at the Meeting.

If you are a registered shareholder and use the 15-digit control number on your proxy form to login to the Meeting, you will revoke all previously submitted proxies and will be able to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not enter your control number and instead join the meeting as a guest. Guests are not eligible to vote.

Voting Process: Non-Registered Shareholders

In accordance with applicable securities law requirements, Equinox Gold has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy and voting information form to the Intermediaries and clearing agencies for distribution to non-registered shareholders. The Company intends to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary to OBOs under NI 54-101.

Non-Registered Shareholders Option 1 - By proxy or voting instruction form

Voting by proxy or using the voting instruction form is the easiest way to vote. By completing and returning the voting instruction form or form of proxy, you are providing instructions to your Intermediary for how you would like your shares voted at the Meeting.

You should receive from your Intermediary either a voting instruction form, which is not signed by the Intermediary, or a pre-authorized form of proxy indicating the number of Equinox Gold shares to be voted that has already been signed by the Intermediary. Your Intermediary must ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive either a voting instruction form or a pre-authorized form of proxy.

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2021 Annual & Special Meeting of Shareholders

Your Intermediary will have its own procedures that you should carefully follow to ensure your shares are voted on your behalf by your Intermediary at the Meeting. Please be aware that the deadline for submitting your voting instruction form or form of proxy to your Intermediary may be earlier than the deadlines for registered shareholders set out above. Your voting instructions must be received in sufficient time to allow your instructions to be forwarded by your Intermediary to Computershare for receipt before 1:30 p.m. (Vancouver time) on Monday, May 3, 2021.
Non-Registered Shareholders Option 2 - In person by attending the virtual Meeting and voting online

If you are a non-registered shareholder and you wish to vote your shares in person at the Meeting, you should strike out the names of the persons listed in the form of proxy and insert your name in the space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, you should carefully follow the instructions of your Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If you are appointing yourself as proxy, you must also register with Computershare to obtain login credentials that will allow you to login to the Meeting. To register, please visit http://www.computershare.com/EquinoxGold by 1:30 p.m. (Vancouver time) on Monday, May 3, 2021 and provide Computershare with your contact information, including email. If you do not register with Computershare, you will not be able to participate in the Meeting to vote your shares.

You can also appoint a person other than the Management Proxyholders to attend the Meeting and vote on your behalf. You may appoint someone else as the proxyholder for your Equinox Gold shares by printing their name in the space provided on your voting instruction form or form of proxy, and submitting it as directed on the form. If your proxyholder intends to participate in the Meeting, they must also be registered with Computershare as described above.

Once registered, you or your proxyholder can participate in the Meeting using the following process:

• Login at https://web.lumiagm.com/215049834 at least 15 minutes before the Meeting starts

• Meeting ID: 215049834

• Review and accept the Terms and Conditions

• Login using the following information:

- Username: enter the login credentials provided to you by Computershare

- Password: enter the password “equinox2021” (case sensitive)

• Vote by following the instructions on screen

It is important that you or your proxyholder are always connected to the internet during the Meeting to ensure you are able to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

See the “Virtual AGM User Guide” enclosed with the Notice of Meeting for information on how to login, ask questions and vote at the Meeting.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf. We will announce the voting results of the Meeting by press release and file them on SEDAR and EDGAR after the Meeting.

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2021 Annual & Special Meeting of Shareholders

Changing Your Vote

Registered Shareholders

If you are a registered shareholder, you can revoke a vote you made by proxy by:

•	Voting again on the internet or by telephone before 1:30 pm (Vancouver time) on Monday, May 3, 2021 following the procedures described above;
•	Voting during the Meeting by logging into the Meeting following the procedures described above (if you login using the 15-digit control number on your proxy form you will revoke all previously submitted proxies and be able to vote by ballot at the Meeting);
•	Submitting a new completed proxy form that is dated later than your original proxy and is received by Computershare before 1:30 p.m. (Vancouver time) on Monday, May 3, 2021;
•	Submitting a written notice of revocation signed by you or your duly authorized attorney (Revocation Notice);
•	Any other manner permitted by law.

If you represent a registered shareholder who is a company or association, your Revocation Notice must have the seal of the company or association, if applicable, and must be executed by an officer of the company or an attorney who has written authorization. The written authorization must accompany the Revocation Notice. We must receive the Revocation Notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned. Send the signed Revocation Notice to:

Equinox Gold Corp.

Suite 1501, 700 West Pender Street

Vancouver, BC Canada, V6C 1G8

Attention: Corporate Secretary

Non-Registered Shareholders

Please follow the relevant instructions provided by your Intermediary.

Participating in the Meeting

Shareholders will have an equal opportunity to participate in the Meeting online, regardless of their geographic location. You can participate online using your smartphone, tablet or computer. Once logged on, you will be able to listen to a live audiocast of the Meeting, ask questions online and submit your votes in real time.

The following processes will apply during the Meeting:

•	Questions about a motion can be submitted by any registered shareholder or duly appointed proxyholder using the instant messaging service of the virtual interface. Unless questions are procedural or directly related to motions before the Meeting, they will be addressed at the Company’s corporate update webcast after the Meeting.
•	Voting on all matters during the Meeting will be conducted by electronic ballot. If you have already voted by proxy, it is important that you NOT vote again during the Meeting, unless you intend to change your initial vote.

See the “Virtual AGM User Guide” enclosed with the Notice for additional information on how to login, ask questions and vote at the Meeting.

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2021 Annual & Special Meeting of Shareholders

Attending the Meeting as a Guest

Only registered shareholders and duly appointed proxyholders may vote at the Meeting. Other persons who wish to listen to the business of the Meeting can do so by logging into the Meeting without a username.

If you are a registered shareholder and use the 15-digit control number on your Proxy to login to the Meeting and you accept the terms and conditions, you will revoke previously submitted proxies and will be able to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you will enter the Meeting as a guest and will not be eligible to vote.

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2021 Annual & Special Meeting of Shareholders

COMMITMENT TO RESPONSIBLE MINING

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming The Premier Americas Gold Producer. We have quickly grown from a single-asset developer to a multi-asset gold producer and have seven operating gold mines at the date of this Circular, with a strong growth profile from a pipeline of development and expansion projects. The Company operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. In December 2020 we announced our friendly acquisition of Premier Gold Mines Limited (Premier) through which we will acquire Premier’s interest in the construction-ready Hardrock Project in Ontario, Canada, the exploration-stage Hasaga and Rahill-Bonanza properties in Ontario, Canada, and the producing Mercedes Mine in Mexico.

Our leadership team is aligned on the Company’s vision to become a million-ounce gold producer with a reputation for excellence in responsible exploration, mining operations, and financial management. As a Company we are committed to upholding industry best practices for environmental, safety and social performance while delivering the financial growth our shareholders expect. With an experienced management team and Board, a strong treasury, cash flow from our producing mines and a corporate revolving credit facility, we believe we are well positioned to execute on our growth objectives and achieve our vision.

Responsible Growth

Our approach to project development and operations is based on the philosophy that strong financial, social and environmental performance are all equally important to our success. Responsible mining is our core focus, and sustainable practices are integral to the success of our business strategy. These commitments guide every decision we make, whether at our operations, at an exploration site or around the boardroom table. We undertook several important sustainability initiatives during 2020, including:

•	Completing more than 500 Environment, Social & Governance (ESG) related training hours with directors, Management and site leaders to seek alignment on the Company’s ESG strategy
•	Completing a three-day Energy & Greenhouse Management Assessment Workshop to align sites and corporate leadership on an energy and greenhouse gas emissions strategy
•	Reviewing and standardizing site reporting of safety and environmental incidents
•	Implementing a common Health, Safety and Environment reporting platform for continuous review of site performance
•	Formalizing the Company’s Health & Safety Policy and Environment & Climate Change Policy
•	Drafting Equinox Gold Health & Safety Management Standards and joining the Mining Safety Roundtable
•	Conducting a materiality review with investors to understand the ESG data required for investment decisions
•	Providing a tailings management disclosure document at the request of investors
•	Commencing a review of our policies and practices regarding diversity and inclusion
•	Commencing quarterly online reporting of key metrics related to ESG performance and progress
•	Adopting internally recognized frameworks for future ESG reporting disclosures
•	Establishing a corporate Enterprise Risk Management system
•	Adopting four internationally recognized initiatives and standards to guide and improve performance:
-	The Mining Association of Canada’s “Towards Sustainable Mining” protocols
-	The World Gold Council’s “Responsible Gold Mining Principles”
-	The United Nations Global Compact
-	The International Cyanide Management Code

Based on information obtained during the ESG workshop, discussions with site leaders and the materiality assessment with our investors, we identified ten key management and reporting areas that will form the basis for our ESG reporting in 2021.

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2021 Annual & Special Meeting of Shareholders

Another key initiative during 2020 was articulating the Company’s management approach to each of these material topics, as described below.

Health and safety
Equinox Gold is committed to achieving excellence in the management of health and safety. We understand our responsibilities to provide a safe and healthy working environment for our workforce and are committed to identifying and mitigating health and safety risks and hazards before accidents occur. At Equinox Gold, we believe that health and safety must be everyone’s responsibility and our priority is to achieve a culture of zero harm.
Waste and tailings facility management
Equinox Gold adheres to all local and federal regulations to ensure our waste and tailings are safely managed. Monitoring and warning systems are installed at our tailings facilities and they are monitored, inspected and audited routinely by trained personnel, independent experts and local regulators.
Water management
Equinox Gold’s water management strategy is focused on protecting the quality of local water resources and minimizing the amount of water used to maintain operations. We strive to both reduce our water use and to recycle water where possible. Our sites comply with all required discharge and prescribed water quality standards, although most of our sites have a negative water balance and no contact water is discharged from the site.
Energy and greenhouse gas emissions
Equinox Gold understands its responsibility to contribute positively in the global fight against climate change. For the Company to have the greatest impact, it is imperative that we become as energy efficient as possible and seek low-carbon or renewable energy alternatives at our operations. The Company is developing a framework to identify the main sources of energy use, set greenhouse emissions targets and review and report on progress. Awareness of energy use and practices at site and corporate is and will be a critical component of our approach.
Biodiversity and mine closure
Equinox Gold adheres to all local and federal regulations to prevent or mitigate the impact of mining activities on habitat and species loss, and to promote conservation of local biodiversity. Special consideration is given to local threatened species and critical habitat. We are committed to progressive site remediation and our closure plans focus on agreed end land uses in consultation with local regulators and communities.
Air quality
Equinox Gold monitors and mitigates air quality at each of its sites to ensure host communities are not negatively affected by mining operations. We ensure compliance with relevant permit conditions and other legal obligations and use strict protocols and management systems based on ISO:14001 to achieve this goal.
Community engagement and development
Community engagement. Equinox Gold believes in early, frequent engagement to build trust and promote collaboration and commitment. This approach is a cornerstone of the Company’s business model at a local level. We establish feedback mechanisms that give communities a voice in the way we conduct our business. We actively seek the opinions of our host communities to understand how our plans and our activities affect them.

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2021 Annual & Special Meeting of Shareholders

Our site teams have dedicated community departments to ensure we understand the things we are doing well and where we need improvement, and to seek collaborative solutions.

Community development. Equinox Gold believes mining projects should provide significant economic benefits and social development opportunities that can endure well beyond the life of the project. We are committed to ensuring that value generated locally benefits the communities impacted most by our operations. We preferentially hire and procure locally and invest in local infrastructure, health care, education, cultural and community programs.
Human rights
Equinox Gold respects the rights of indigenous and traditional peoples and internationally recognised human rights both in the workplace and in the communities affected by our mining activities. Equinox Gold recognizes its responsibility to comply with applicable laws and regulations as well as internationally recognized standards to protect the rights of workers and communities across its business activities, and to take adequate measures to ensure we do not cause, and are not complicit in, human rights abusees either directly or through our business relationships.
Employment practices and diversity
Equinox Gold’s objective is to have a highly talented workforce with ethnic and gender diversity that reflects the regions and communities in which we work. We value inclusion and belonging and regard these values as a strength to our organization. At the site level, we strive to have the programs in place to identify, train and hire local community members who want to work with the Company, and to provide education and training opportunities that support local community members to advance to senior positions. We respect the rights of all workers, including freedom of association, and strive for collaborative relationships with our workforce and, as applicable, the unions that represent our workforce.
Business ethics and transparency
Equinox Gold’s leadership team understands that trust must be earned, and our success in the public markets and the communities in which we operate is based on our reputation for keeping promises and upholding ethical business practices. We regularly review our practices and policies to ensure they are appropriate for the size and stage of our business and reflect the key elements of effective corporate compliance, and strive to have a compliance program that promotes ethical conduct. We are committed to open and transparent communication with all stakeholders, including our shareholders, community partners, local governments and workforce.

While we have always been carefully managing and tracking our safety, environmental and social performance at the site level, with monthly progress reports to the executive team and the Board, we have been building the capacity to report our progress externally.

We will continue with quarterly online reporting of key metrics, and expect to publish a comprehensive ESG report by mid-year 2021, and in future years, that will give our investors and community partners the information they need to assess Equinox Gold’s progress toward achieving its stated ESG targets, and measure the Company’s performance compared to industry peers.

We have the vision of becoming an industry ESG leader and have the full support of our Board, our executive team and our workforce to achieve this objective. Additional information about Equinox Gold’s ESG commitments, 2020 targets and performance can be found in the Responsible Mining section of our website.

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2021 Annual & Special Meeting of Shareholders

CORPORATE GOVERNANCE OVERVIEW

Equinox Gold’s success as a company, in both the public markets and the communities in which it operates, is based on our reputation for sound corporate governance and ethical business practices. We believe that good corporate governance is important to our effective performance and plays a significant role in protecting our shareholders’ interests and maximizing shareholder value.

Guidelines for effective corporate governance of listed companies are established by several sources, including National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (together, the Corporate Governance Disclosure Rules). The Company has reviewed its own corporate governance practices considering the Corporate Governance Disclosure Rules and has complied with the rules as appropriate, given the Company’s current size and stage of development.

Ethical Business Conduct

The Board considers good corporate governance to be integral to the success of the Company and a requirement to meet its responsibilities to the Company’s shareholders.

The Board, through its meetings and other informal discussions with Management, encourages a culture of ethical business conduct and believes the Company’s high calibre Management team promotes a culture of ethical business conduct throughout the Company’s operations. Management is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

The Board has adopted a Code of Conduct and Business Ethics (the Code) and an Anti-Bribery and Anti-Corruption Policy to which all employees, officers and directors are expected to adhere. A copy of the Code and the Company’s Anti-Bribery and Anti-Corruption Policy are available on the Company’s website and the Code has been posted on SEDAR and EDGAR. The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will disclose any waivers from the requirements of the Code granted to directors or executive officers in the next quarterly report following the waiver. There were no waivers of the Code during 2020.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to directors and senior officers of the Company.

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2021 Annual & Special Meeting of Shareholders

ABOUT THE BOARD

Subject to the constating documents of the Company and applicable law, the Board has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to Management and consider Management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.

The Board relies on Management to ensure the Company is conducting its everyday business to the appropriate standards and to provide regular, forthright reports to the Board. The Board works with Management to develop the Company’s strategic direction, including matters relating to the Company’s long-range strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Board and Management regularly discuss strategic issues at quarterly Board meetings and as needed throughout the year.

The Board has developed and adopted a mandate that sets out in written terms the Board’s authority, responsibility, and function. The Board mandate was most recently reviewed in March 2021 and a copy is available on the Company’s website.

Independence

Seven of the Board’s existing nine directors qualify as independent directors under the Corporate Governance Disclosure Rules. Independence is in part a legal and regulatory construct. It is formally assessed annually and also considered continually throughout the year to ensure that the directors can act objectively and in an unfettered manner, independent of Management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the Company’s best interests. Timothy Breen is “not independent” because he is the Board appointee of Mubadala Investment Company, an insider of Equinox Gold. Christian Milau is “not independent” because he is the CEO of Equinox Gold.

Board Composition and Experience

The Company’s Board underwent the following changes in 2020:

•	January 2020: the Board consisted of eight members: Ross Beaty (chair), Christian Milau, Ibtissam Drier, Timothy Breen, Lenard Boggio (lead director), Marcel de Groot, Marshall Koval and Jacques McMullen.
•	March 2020: on completion of the Leagold acquisition, the Board was reconstituted to have four directors from Equinox Gold (Ross Beaty, Lenard Boggio, Timothy Breen and Marshall Koval) and four directors from Leagold (Neil Woodyer, Gordon Campbell, Wesley Clark and Peter Marrone).
•	May 2020: the number of directors was increased to ten and each of the existing directors were re-elected at the Company’s annual general meeting and Christian Milau, CEO of Equinox Gold, and Maryse Bélanger were elected to serve as a directors.
•	June 2020: Neil Woodyer resigned from the Board.
•	October 2020: Peter Marrone resigned from the Board and Dr. Sally Eyre was appointed as a director.

The following table sets out the skills and areas of expertise possessed by each of the current directors, together with key demographic information about the current Board and their committee memberships. Additional information about each director is contained in their relevant profile, starting on page 32.

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			Beaty (Chair)	Boggio (Lead)	Bélanger	Breen	Campbell	Clark	Eyre	Koval	Milau	Total (of 9)
Experience and Expertise		Accounting and tax	✔	✔		✔	✔	✔		✔	✔	7
		Capital markets and finance	✔	✔		✔	✔	✔	✔	✔	✔	8
		Corporate governance	✔	✔	✔	✔	✔	✔	✔	✔	✔	9
		Executive management / senior officer experience	✔	✔	✔	✔	✔		✔	✔	✔	8
		Human resources and compensation	✔	✔	✔	✔	✔	✔	✔	✔	✔	9
		International business	✔	✔	✔	✔	✔	✔	✔	✔	✔	9
		Mining industry and operations	✔	✔	✔	✔			✔	✔	✔	7
		Corporate social responsibility	✔		✔	✔	✔	✔	✔	✔		7
		HSE and/or risk management	✔	✔	✔	✔	✔	✔	✔	✔	✔	9
		Government relations / regulatory	✔	✔	✔	✔	✔	✔	✔	✔	✔	9
		Strategic planning and M&A	✔	✔	✔	✔			✔	✔	✔	7
Board Composition		Age	69	66	59	43	72	76	49	63	49	Avg. 61 yrs.
	Gender	Male	✔	✔		✔	✔	✔		✔	✔	7 (78%)
		Female			✔				✔			2 (22%)
		Independent	✔	✔	✔		✔	✔	✔	✔		7 (78)
Committees		Audit Committee		Chair			✔	✔
		CNG Committee			✔		✔		Chair
		ESG Committee			Chair	✔				✔

Position Descriptions

The Board has developed and approved written position descriptions for the chair of the Board, the chairs of the Board’s committees, the Lead Director, and the Company’s Chief Executive Officer (CEO). Each position description describes the responsibilities of the relevant role; copies are available on the Company’s website.

In-Camera Meetings

The independent directors meet with the non-independent directors and Management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any Board meeting or can hold a separate meeting of only independent directors. In addition, the Audit Committee holds in-camera sessions with our auditors or amongst themselves at each Board meeting, and other Board committees hold in-camera sessions as required.

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2021 Annual & Special Meeting of Shareholders

Board Education

The Compensation, Nomination and Governance Committee (CNG Committee) oversees director education and development. The following resources and information is provided to new directors as part of their onboarding:

•	information explaining how the Board functions, Board committee responsibilities, and copies of the Company’s governance policies, corporate charts and historical minutes and resolutions;
•	access to recent publicly filed documents of the Company, technical reports and the Company’s internal financial information;
•	access to Management and technical experts and consultants; and
•	a summary of the directors’ significant corporate and securities responsibilities.

Directors are encouraged to communicate with Management, auditors, and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with Management’s assistance, and to attend related industry seminars and visit the Company’s operations. Directors have full access to the Company’s records and meet directly with Management as required.

Directors also participate in on going education. On July 6, 2020, all members of the Board participated in a workshop focused on ESG matters. The workshop included a presentation by Mr. Beaty entitled “The Nature Crisis: Biodiversity and Climate Change” that reviewed the critical importance of ESG initiatives and the actions that can be taken by businesses and individuals to help counteract climate change and support biodiversity.

Directors are encouraged to visit the Company’s operations, and at least one Board meeting per year includes a tour of a Company site. Due to restrictions related to COVID-19, all Board meetings during 2020 were held by video conference and neither Ms. Bélanger nor Dr. Eyre have had the opportunity to tour the Company’s operations.

Board and Director Assessments

The CNG Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role and mandate of the Board and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In December 2020, the CNG Committee solicited feedback on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, using third-party online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings and the composition of the Board and committees, as well as peer review by each director of the conduct of the Board, the committees and their respective members. The CNG Committee is responsible for establishing and administering the evaluation process, discussing the results and preparing a final report with recommendations to the Board.

Nomination of Directors

The CNG Committee annually reviews the skills, expertise, and other qualities the Board should collectively possess, and the skills, expertise and other qualities possessed by each director, to identify any gaps. This review was most recently completed in March 2021.

The CNG Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new directors. While the CNG Committee has the primary responsibility for identifying prospective directors, all qualified candidates proposed are considered.

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2021 Annual & Special Meeting of Shareholders

Diversity Policy

Two of the Company’s current nine directors (22%) are women. None of the Company’s current directors are members of an aboriginal community, a member of a visible minority or have a disability.

The Company recognizes the value of diversity among its directors and Management and has adopted a diversity policy (Diversity Policy) as part of our efforts to create a diverse and inclusive corporate culture that solicits multiple perspectives, free of conscious or unconscious bias and discrimination. The Diversity Policy sets a target of achieving at least 30% representation of women on the Board by 2025.

Under the Diversity Policy, the CNG Committee must consider various diversity criteria, including race, disability and gender diversity, when assessing the optimal composition of the Board and recommending nominees to fill Board vacancies. In particular, the CNG Committee must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position, and may engage qualified, independent external advisors to conduct a search for candidates to help achieve diversity objectives, including gender diversity. If no women are selected from the list of candidates recommended for a Board position, the Board must have objective reasons to support such a determination.

Director Term Limits and Retirement

Equinox Gold does not believe that directors should be forced to leave the Board simply due to the length of their tenure or their age. Numerous factors are considered by the CNG Committee when recommending a director for nomination. Term limit restrictions and mandatory retirement age policies do not consider the value that a knowledgeable and experienced director can provide to the Company. Instead, the CNG Committee annually reviews and considers the performance of each director, amongst other factors, when determining if a director should be nominated for election. We believe this approach provides more value to the Company than if we adopted term limit restrictions or a mandatory retirement age.

Director Share Ownership

Non-executive directors of Equinox Gold are required to own common shares of the Company having a market value equal to four times the gross amount of their annual cash director retainer. Directors are required to achieve this level of share ownership within five years from the date they are elected or appointed a director of the Company, or within five years from October 31, 2019, whichever is later.

The share ownership requirement of each non-executive director is evaluated annually.

Once a non-executive director has attained the level of share ownership prescribed by the Company’s Share Ownership Policy, such individual is not required to increase their holdings to reflect subsequent fluctuations in the market price of the Company’s common shares, which may cause a decrease in the value of such holdings. However, if a non-executive director fails to attain the relevant level of share ownership within the prescribed timeframe, such non-compliance will be considered by the CNG Committee when determining whether to recommend the relevant director as a nominee for election at the Company’s subsequent annual meeting. A copy of the Share Ownership Policy is available on our website.

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2021 Annual & Special Meeting of Shareholders

COMMITTEES OF THE BOARD

The Board has established three standing committees; the Audit Committee, the CNG Committee and the Environment, Social and Governance Committee (ESG Committee) to assist the Board in carrying out its various oversight responsibilities. Committee membership is reviewed by the CNG Committee annually and any proposed changes are recommended to the Board for approval.

Each committee has a written charter describing its purpose, organisation, powers, and responsibilities. The committee charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law. Any changes to the charters are reviewed by the relevant committee, the CNG Committee and the Board. The charters are available on the Company’s website.

Audit Committee

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal controls over financial reporting, enterprise risk management, reviewing certain public disclosure documents, and monitoring the performance and independence of the Company’s internal and external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited consolidated financial statements, unaudited quarterly consolidated financial statements and management’s discussion and analysis of financial results of operations for both annual and interim consolidated financial statements before their approval by the Board. For more information about the Audit Committee, please refer to the section “Audit Committee” in our Annual Information Form for the year ended December 31, 2020, which is available on the Company’s website, on SEDAR and on EDGAR.

Membership and Meetings

Members: Lenard Boggio (Chair), Gordon Campbell, Wesley Clark

Mr. Boggio was a member of the Audit Committee throughout 2020. Mr. Campbell and General Clark were appointed to the Audit Committee on March 10, 2020. Ms. Drier and Mr. McMullen served as Audit Committee members from January 1, 2020 to March 10, 2020.

The Audit Committee met four times in 2020.

Independence

Each member of the Audit Committee is considered independent. The profiles for each committee member set out in the “Directors” section starting on page 32 describe each member’s relevant knowledge and experience to serve on the Audit Committee and ensure appropriate completion of its charter.

Financial Literacy of Committee Members

All members of the Audit Committee are considered financially literate. “Financially Literate” means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

In addition, Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an “audit committee financial expert” under the Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold.

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2021 Annual & Special Meeting of Shareholders

Key 2020 Achievements

Financial reporting	Reviewed and recommended to the Board for approval the Company’s annual and interim consolidated financial statements and MD&A.
Strategic transaction risk	Reviewed and assessed integration risks relating to the Leagold acquisition, including the integration of financial planning, reporting processes and other key business functions.
Internal controls over financial reporting	Evaluated the appropriateness of the systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures implemented by the Company, including following the Leagold acquisition.
Audit planning and conduct of audit	Oversaw the selection and appointment of the new Internal Audit Director and evaluated the annual internal audit plan and external auditor’s plan.
Enterprise risk management (ERM)	Reviewed and advised on the establishment of an ERM system and the enhancement of existing compliance policies and programs.
Compliance and regulatory matters	Reviewed and approved the enhancement of existing compliance policies and programs and the adoption of new policies, including a new whistleblower service and policy and a new anti-bribery and anti-corruption policy.
Liquidity management	Recommended the Board approve the drawdown of $180 million from the Company’s revolving facility in the first quarter of 2020 as a proactive measure given the uncertainty of the potential effects of COVID-19 on the Company and its operations. Subsequently recommended the Board approve the repayment of $200 million of the Company’s revolving facility in the third quarter of 2020 based on the Company’s financial position.

Compensation, Nomination and Governance Committee

The CNG Committee is responsible for developing and implementing governance best practices and works closely with our Corporate Secretary to ensure the CNG Committee is aware of developments and emerging trends in corporate governance.

Membership and Meetings

Members: Dr Sally Eyre (Chair), Maryse Bélanger, Gordon Campbell

Dr. Eyre was appointed to the CNG Committee effective October 31, 2020, Ms. Bélanger on May 15, 2020 and Mr. Campbell on March 3, 2021. The following persons served as CNG Committee members during 2020: Mr. Koval - January 1, 2020 to March 3, 2021, Mr. Breen, Mr. Boggio and Mr. de Groot - January 1, 2020 to March 10, 2020, Mr. Woodyer - March 10, 2020 to June 4, 2020, and Mr. Marrone - March 10, 2020 to October 31, 2020.

The CNG Committee met five times in 2020.

All members of the CNG Committee have direct experience relevant to their responsibilities as CNG Committee members. Each of Dr. Eyre and Ms. Bélanger have served in senior executive positions of public companies, and Mr. Campbell has served as the Canadian High Commissioner in the United Kingdom and as the Premier of British Columbia. All members of the CNG Committee have in-depth knowledge of compensation matters and their expertise enables them to assess the relative benefits and costs of compensation plans. The members’ combined experience in the resource sector provides them with insight into the specific risks and success factors applicable to the Company’s operations, which is important in setting and measuring the Company’s performance metrics.

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2021 Annual & Special Meeting of Shareholders

Independence

Each member of the CNG Committee is considered independent in accordance with the Corporate Governance Disclosure Rules for determining independence. The profiles for each committee member set out in the “Directors” section starting on page 32, describe each member’s relevant knowledge and experience to serve on the CNG Committee and ensure appropriate completion of its charter.

Key 2020 Achievements

Board and committee membership	Reviewed and advised on the composition of the Board and committees in connection with the Leagold acquisition, recommended director nominees for election at the Company’s 2020 shareholders’ meeting, advised on the appointment of Dr. Eyre and made recommendations to the Board regarding the composition of its committees.
Board performance	Evaluated the effectiveness of the Board and its committees as well as the contribution of individual directors based on the results of the annual director surveys.
Corporate goals and objectives	Evaluated the Company’s 2020 performance relative to its objectives, and recommended approval of the Company’s 2021 corporate objectives.
Compensation	Reviewed and advised the Board regarding the Company’s compensation philosophy. Reviewed and selected Equinox Gold’s peer group to better align with the Company’s size and scope of operations. Reviewed and made recommendations to the Board on compensation matters, including named executive officer compensation and ending the grant of stock options as part of the Company’s Long-Term Incentive Plan.
Governance	Reviewed the Company’s existing compliance policies and programs and made recommendations to the Board regarding the same, including the adoption of an Executive Compensation Recovery Policy, a Deferred Share Unit Plan, a Share Ownership Policy and a ‘Say on Pay’ Advisory Vote Policy. Reviewed compliance with the Share Ownership Policy.

Environment, Social and Governance Committee

The ESG Committee is responsible for developing the Company’s standards, policies and programs relating to environment, social and governance matters, including health, safety, sustainable development, community relations, human rights, government relations and social responsibility, and for monitoring the Company’s performance regarding the same.

Membership and Meetings

Members: Maryse Bélanger (Chair), Timothy Breen, Wesley Clark, Marshall Koval

Mr. Breen and Mr. Koval were members of the ESG Committee throughout 2020. General Clark was appointed on March 10, 2020 and Ms. Bélanger on May 15, 2020. Mr. Woodyer served as an ESG Committee member from March 10, 2020 to June 4, 2020.

The ESG Committee met three times in 2020.

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2021 Annual & Special Meeting of Shareholders

Independence

Seventy-five percent of the ESG Committee members are considered independent in accordance with the Corporate Governance Disclosure Rules. Mr. Breen is non-independent as he is the Board appointee of Mubadala Investment Company, an insider of Equinox Gold. The profiles for each committee member set out in the “Directors” section starting on page 32 describe each member’s relevant knowledge and experience to serve on the ESG Committee and ensure appropriate completion of its charter.

Key 2020 Achievements

Safety	Oversaw efforts to reduce the lost-time injury frequency rate to below 0.95 and achieve a total recordable injury frequency rate of less than 4.82.
COVID-19	Oversaw initiatives to support community healthcare and testing during COVID-19, including evaluating the sufficiency of the preventive measures and business continuity protocols implemented by Management to protect the health, safety and economic wellbeing of the Company’s workforce, operations and local communities.
People	Reviewed and advised on the communication of the Company’s vision and values following the Leagold acquisition.
Environment	Participated in and reviewed the results of an Energy and Greenhouse Gas Emissions assessment workshop conducted by Management.
Governance	Reviewed and advised on the establishment of an ERM system and the enhancement of existing compliance policies and programs.
Disclosure	Oversaw the identification and adoption of key ESG reporting frameworks. Oversaw the commencement of quarterly ESG reporting disclosures on the Company’s website.

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2021 Annual & Special Meeting of Shareholders

DIRECTORS

The Board recommends the election of nine directors at the Meeting. Other than Dr. Eyre, each of the director nominees was elected at the Company’s 2020 annual general meeting of shareholders. Dr. Eyre was appointed as a director on October 31, 2020 to fill the vacancy following Mr. Marrone’s resignation. We do not expect that any of the nominees will be unable or unwilling to serve as a director. If that should occur before the Meeting, the persons named in the proxy reserve the right to vote for another nominee, unless you specify in your proxy or voting instruction form that your shares are to be withheld from voting on the election of directors.

The director nominees have been selected based on their ability to contribute a diverse range of valuable skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities.

Advance Notice Policy

The Board has adopted an Advance Notice Policy for the nomination of directors in certain circumstances. A copy of the Advance Notice Policy is available on Equinox Gold’s website. As of the date of this Circular, the Company has not received notice of any additional director nominations in connection with the Meeting.

Majority Voting Policy

The Board has adopted a majority voting policy. Under our majority voting policy, any nominee proposed for election as a director must submit his or her resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors, where the number of nominees is the same as the number of directors to be elected.

Within 90 days of the relevant shareholders’ meeting, the Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining the Board’s reasons for not accepting the resignation. The Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation under this policy will not participate in any Board or committee meeting at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting.

Each director elected at the Meeting will hold office until the close of our next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia).

Some of the director nominee information that follows has been furnished by the individual nominees, including their province or state of residence, principal occupation and business or employment. The number of shares, options (Options), time-based restricted share units (RSU), performance-based RSU (pRSU) and deferred share units (DSU) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the tables below has been obtained from publicly available insider reporting as at March 11, 2021 or has been provided by individual nominees.

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2021 Annual & Special Meeting of Shareholders

Ross Beaty, Chair
Principal Occupation Resource entrepreneur		Age: 69 Residence: British Columbia, Canada Director since: December 22, 2017 Independent	Previous Voting Results 2020: 94.33% For 2019: 98.73% For 2018: 99.50% For
		Mr. Beaty is a geologist and resource company entrepreneur with more than 43 years of experience in the international minerals industry. He is a past President of the Silver Institute, a Fellow of the Geological Association of Canada, the Society of Economic Geologists, and the Canadian Institute of Mining, and a recipient of the Institute’s Past President Memorial Medal. Mr. Beaty has received the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration; the 2008 Mining Person of the Year award from the Mining Association of B.C.; the Viola R. MacMillan Award by the Prospectors and Developers Association of Canada; the CIM’s Vale Medal for meritorious contribution to mining; the Vancouver Aquarium’s North Medal for Ocean Conservation; and the Alumni Award of Distinction from UBC’s School of Law. Mr. Beaty has been inducted to the Resource Hall of Fame (2015), the Business Laureates of British Columbia Hall of Fame (2017) and the Canadian Mining Hall of Fame (2018). Mr. Beaty was also appointed to The Order of Canada in 2017. Mr. Beaty was born in Vancouver, Canada and educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.
2020 Meeting Attendance			2020 Compensation
Board		6 of 6	Total cash retainer[5]	$73,060
			Value of RSU grants[6]	$75,000
Securities Held[1]	Market Value[1]		Other Directorships with Reporting Issuers
Shares[2]	18,899,270	$157,882,357	Pan American Silver Corporation	Chair[7]
Options	4,070	$34,000	Innergex Renewable Energy Inc.	Director
DSU	3,514	$29,356
RSU[3]	19,069	$159,300
pRSU[3,4]	1,880,000	$15,705,307
Warrants	600,000	$5,012,332
Share ownership requirement achieved		Yes
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • International business			• Mining industry and operations • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.	Securities held as of March 11, 2021. Market value calculated using the closing price of our shares on the TSX on March 11, 2021 (C$10.50) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 11, 2021.
2.	Of which 1,314,751 shares are beneficially held by Kestrel Holdings Ltd.
3.	RSU are unvested, pRSU are vested but Mr. Beaty has deferred receipt of the pRSU.
4.	On the Redemption Date (defined below) of the pRSU, the number of shares to be issued in satisfaction of the pRSU will vary from 50% to 150% of the number of pRSU granted based on the performance ratio.
5.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
6.	Value of RSU granted on March 30, 2020.
7.	Pan American Silver Corporation has announced Mr. Beaty’s intention to resign from its board following the company’s annual meeting in May.

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2021 Annual & Special Meeting of Shareholders

Lenard Boggio, Lead Director
Principal Occupation Corporate Director		Age: 66 Residence: British Columbia, Canada Director since: December 22, 2017 Independent	Previous Voting Results 2020: 94.03% For 2019: 99.61% For 2018: 99.61% For
		Mr. Boggio is the Board’s independent Lead Director and is chair of Equinox Gold’s Audit Committee. Mr. Boggio is a former partner of PricewaterhouseCoopers LLP, where he was the leader of the mining industry practice in British Columbia. Mr. Boggio has significant expertise in financial reporting, auditing matters and transactions in the mineral resource and energy sectors, including with exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio previously served as an independent director of several resource companies and currently serves as a director of Pure Gold Mining, SRHI, Titan Mining, Augusta Gold, and the provincially owned BC Hydro and Power Authority. Mr. Boggio has a Bachelor of Arts and Honours Bachelor of Commerce degrees from the University of Windsor. He is past president and has been a member of the Institute of Chartered Accountants of BC (CPA BC) since 1985 and was conferred with a Fellow’s designation in 2007 for distinguished service to the profession and community and in 2018 he was given a Lifetime Achievement Award by CPA BC for his outstanding lifetime of service to the profession and community. He is a past Chair of the Canadian Institute of Chartered Accountants and is a member of the Canadian Institute of Corporate Directors (ICD.D).
2020 Meeting Attendance			2020 Compensation
Board (Lead Director)		6 of 6	Total cash retainer[5]	$69,785
Audit Committee (Chair)		4 of 4	Value of RSU grants[6]	$62,500
CNG Committee[1]		1 of 1
Securities Held[2]	Market Value[2]		Other Directorships with Reporting Issuers
Shares	35,635	$297,691	Pure Gold Mining Inc.	Director
Options	100,416	$838,864	SRHI Inc.	Director
DSU	1,816	$15,171	Titan Mining Company	Director
RSU[3]	26,841	$224,227	Augusta Gold Corp.	Director
Share ownership requirement achieved		No4
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • International business			• Mining industry and operations • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.	Mr. Boggio was a member of the CNG Committee from January 1, 2020 to March 10, 2020 and his attendance reflects meetings held during that period.
2.	Securities held as of March 11, 2021. Market value calculated using the closing price of our shares on the TSX on March 11, 2021 (C$10.50) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 11, 2021.
3.	As of March 11, 2021, 15,907 RSU are unvested and 10,934 RSU are vested but Mr. Boggio has deferred receipt. See page 67 for additional information.
4.	Mr. Boggio has until October 31, 2024 to achieve the applicable share ownership requirements. See page 27 for details.
5.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
6.	Value of RSU granted on March 30, 2020.

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2021 Annual & Special Meeting of Shareholders

Maryse Bélanger
Principal Occupation CEO and Director, Bullfrog Gold Corp.		Age: 59 Residence: British Columbia, Canada Director since: May 15, 2020 Independent	Previous Voting Results 2020: 99.44% 2019: N/A 2018: N/A
		Ms. Bélanger is Chair of Equinox Gold’s Environment, Social and Governance Committee and is a member of its Compensation, Nomination and Governance Committee. Ms. Bélanger has over 35 years of experience with senior gold companies globally with proven strengths in operational excellence and efficiency, technical studies and services. She has provided oversight and project management support through some of the mining industry’s key strategic acquisitions. Ms. Belanger was appointed CEO and a director of Bullfrog Gold in October 2020. From July 2016 to July 2019 Ms. Bélanger was President, COO and director of Atlantic Gold. Previously, from 2014 to 2016, she served as CEO and Managing Director of Mirabela Nickel. From 2011 to 2014, Ms. Bélanger was a senior executive with Goldcorp where she was ultimately appointed Senior Vice President, Technical Services. Prior to joining Goldcorp, Ms. Bélanger was Director, Technical Services for Kinross Gold for Brazil and Chile. Ms. Bélanger is an active board member of Sherritt International, Bullfrog Gold as CEO and director and Pure Gold Mining, and has served on the boards of Mirabela Nickel, True Gold, Newmarket Gold, Sigma Lithium and Atlantic Gold. She was recognized twice by the Women in Mining UK 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics and ICD.D designation, and she is fluent in English, French, Spanish and Portuguese.
2020 Meeting Attendance[1]			2020 Compensation
Board		3 of 3	Total cash retainer[5]	$48,757
ESG Committee		2 of 2	Value of RSU grants[6]	$62,500
CNG Committee		2 of 2
Securities Held	Market Value [2]		Other Directorships with Reporting Issuers
Shares	-	-	Bullfrog Gold Corp.	CEO and Director
DSU	-	-	Sherritt International Corporation	Director
RSU[3]	11,391	$95,159	Pure Gold Mining Inc.	Director
Warrants	5,525	$46,155
Share ownership requirement achieved		No4
Areas of Expertise
• Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • International business			• Mining industry and operations • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.	Ms. Bélanger joined the Board on May 15, 2020 and her meeting attendance reflects meetings held between her appointment and December 31, 2020.
2.	Securities held as of March 11, 2021. Market value calculated using the closing price of our shares on the TSX on March 11, 2021 (C$10.50) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 11, 2021.
3.	RSU are unvested. See page 67 for additional information.
4.	Ms. Belanger has until May 15, 2025 to achieve the applicable share ownership requirements. See page 27 for details.
5.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
6.	Value of RSU granted on August 10, 2020.

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2021 Annual & Special Meeting of Shareholders

Timothy Breen
Principal Occupation Executive Director, Mubadala Direct Investments		Age: 43 Residence: New York, USA Director since: August 1, 2019 Non-Independent	Previous Voting Results 2020: 88.17% For 2019: N/A 2018: N/A
		Mr. Breen is a member of Equinox Gold’s Environment, Social and Governance Committee. Mr. Breen is a long-standing member of Mubadala Investment Company’s (Mubadala) senior leadership team, currently serving as an Executive Director in Mubadala’s Direct Investments platform. He serves on the boards of several of Mubadala’s major investments in North America, including GlobalFoundries, the world’s leading specialty semiconductor manufacturing company, as well as NOVA Chemicals, a North-American leader in the Olefins/Polyolefins sector with operations in the US and Canada. He previously served on or chaired the boards of several Mubadala portfolio companies including those in the metals and mining sector: Emirates Global Aluminium (a global leader in Aluminium, active across the entire value chain from Bauxite to Primary Aluminium), MATSA (a leading European Copper/Zinc miner) and MINESA (one of the world’s leading underground gold mines under development in Santander Province, Colombia). Mr. Breen has been involved in multiple aspects of the mining sector, including project development, operations, M&A, financing and joint ventures across all major geographies. Prior to joining Mubadala in 2010, he was based in Abu Dhabi as a partner with McKinsey & Company, focusing on heavy industries including Oil & Gas, Chemicals and Metals & Mining. Mr. Breen holds an MBA from London Business School. He is based in Mubadala’s New York office. Mr. Breen was appointed to the board pursuant to the terms of an investor rights agreement between the Company and Mubadala.
2020 Meeting Attendance[1]			2020 Compensation
Board		6 of 6	Total cash retainer[5]	$54,960
ESG Committee		1 of 1	Value of RSU grants[6]	$62,500
CNG Committee		3 of 3
Securities Held	Market Value [2]		Other Directorships with Reporting Issuers
Shares	3,000	$25,062	N/A
Options	10,909	$91,133
DSU	-	-
RSU[3]	18,907	$157,947
Share ownership requirement achieved		No4
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • International business			• Mining industry and operations • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.	Mr. Breen was a member of the CNG Committee from January 1, 2020 until October 31, 2020 and was appointed a member of the ESG Committee on October 31, 2020. His meeting attendance reflects committee meetings held during the period he was a member of the relevant committee.
2.	Securities held as of March 11, 2021. Market value calculated using the closing price of our shares on the TSX on March 11, 2021 (C$10.50) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 11, 2021.
3.	RSU are unvested. See page 67 for additional information.
4.	Mr. Breen has until October 30, 2024 to achieve the applicable share ownership requirements. See page 27 for details.
5.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
6.	Value of RSU granted on March 30, 2020.

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2021 Annual & Special Meeting of Shareholders

Gordon Campbell
Principal Occupation Corporate Director		Age: 72 Residence: Ontario, Canada Director since: March 10, 2020 Independent	Previous Voting Results 2020: 99.52% For 2019: N/A 2018: N/A

Mr. Campbell is a member of Equinox Gold’s Audit Committee and its Compensation, Nomination and Governance Committee. Gordon Campbell is a former Canadian diplomat and politician. From 2011 to 2016, he was the Canadian High Commissioner to the United Kingdom. He was the 34th Premier of British Columbia from 2001 to 2011 and was the leader of the Official Opposition in British Columbia from 1994 to 2001. From 1986 to 1993, Mr. Campbell was Mayor of Vancouver, British Columbia. Prior to serving in politics, Mr. Campbell was a real estate developer and a CUSO teacher in Nigeria. Mr. Campbell holds a Master of Business Administration from Simon Fraser University.

2020 Meeting Attendance[1]			2020 Compensation
Board		5 of 5	Total cash retainer[5]	$54,705
Audit Committee		3 of 3	Value of RSU grants[6]	$62,500
Securities Held[2]	Market Value[2]		Other Directorships with Reporting Issuers
Shares	25,703	$214,720	N/A
Options	-	-
DSU	62,234	$519,896
RSU[3]	15,907	$132,885
Share ownership requirement achieved		No [4]
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation			• International business • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory
Notes

1.	Mr. Campbell joined the Board on March 10, 2020 and his meeting attendance reflects meetings held between his appointment and December 31, 2020. Mr. Campbell was appointed to the CNG Committee effective March 3, 2021.
2.	Securities held as of March 11, 2021. Market value calculated using the closing price of our shares on the TSX on March 11, 2021 (C$10.50) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 11, 2021.
3.	RSU are unvested. See page 67 for additional information.
4.	Mr. Campbell has until March 10, 2025 to achieve the applicable share ownership requirements. See page 27 for details.
5.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
6.	Value of RSU granted on March 30, 2020.

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2021 Annual & Special Meeting of Shareholders

General Wesley Clark
Principal Occupation Chair & CEO, Wesley K. Clark and Associates (strategic consulting firm)		Age: 76 Residence: Arkansas, USA Director since: March 10, 2020 Independent	Previous Voting Results 2020: 99.34% For 2019: N/A 2018: N/A
		General Clark is a member of Equinox Gold’s Audit Committee and its Environment, Social and Governance Committee. General Clark is a retired 4-star U.S. Army General. He spent 34 years in the U.S. Army and held several Commands including Supreme Allied Commander Europe of NATO and, earlier in his career, Commander, U.S. Southern Command, which covers activities in South America and Central America. Currently, General Clark heads a strategic advisory and consulting firm. General Clark graduated as valedictorian from West Point and was a Rhodes Scholar. He holds a master’s degree in Philosophy, Politics, and Economics from Magdalen College at the University of Oxford and a Master of Military Art and Science from the US Army Command and General Staff College.
2020 Meeting Attendance[1]			2020 Compensation
Board		5 of 5	Total cash retainer[5]	$58,757
Audit Committee		3 of 3	Value of RSU grants[6]	$62,500
ESG Committee		3 of 3
Securities Held[2]	Market Value[2]		Other Directorships with Reporting Issuers
Shares	11,951	$99,837	BNK Petroleum Inc.	Director
Options	-	-
DSU	61,451	$513,355
RSU[3]	15,907	$132,885
Share ownership requirement achieved		No4
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation			• International business • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory
Notes

1.	General Clark joined the Board on March 10, 2020 and his meeting attendance reflects meetings held between his appointment and December 31, 2020.
2.	Securities held as of March 11, 2021. Market value calculated using the closing price of our shares on the TSX on March 11, 2021 (C$10.50) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 11, 2021.
3.	RSU are unvested. See page 67 for additional information.
4.	General Clark has until March 10, 2025 to achieve the applicable share ownership requirements. See page 27 for details.
5.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
6.	Value of RSU granted on March 30, 2020.

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2021 Annual & Special Meeting of Shareholders

Dr. Sally Eyre
Principal Occupation Corporate Director		Age: 49 Residence: British Columbia, Canada Director since: October 31, 2020 Independent	Previous Voting Results 2020: N/A 2019: N/A 2018: N/A
Dr. Eyre is Chair of Equinox Gold’s Compensation, Nomination and Governance Committee. Dr. Eyre is a mining finance professional with extensive experience in global resource capital markets and mining operations. Dr. Eyre currently holds non-executive directorships at Adventus Mining, Ero Copper and Centamin. During 2011 to 2014 she served as President and Chief Executive Officer of Copper North Mining and prior to Copper North Mining served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. Dr. Eyre served as President and Chief Executive Officer of Etruscan Resources (now Endeavour Mining), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial and has held executive positions with a number of Canadian resource companies. Dr. Eyre has a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London. Dr. Eyre is a member of the Society of Economic Geologists, a member of the Institute of Corporate Directors, and a former Director of the Society of Economic Geologists Canada Foundation.
2020 Meeting Attendance[1]			2020 Compensation
Board		1 of 2	Total cash retainer[5]	$13,057
CNG Committee		2 of 2	Value of RSU grants[6]	$12,500
Securities Held[2]	Market Value [2]		Other Directorships with Reporting Issuers
Shares	-	-	Adventus Mining Corporation	Director
DSU	-	-	Ero Copper Corp.	Director
RSU[3]	7,464	$62,353	Centamin plc	Director
Share ownership requirement achieved		No4
Areas of Expertise
• Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • Mining industry and operations			• International business • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.	Dr. Eyre joined the Board on October 31, 2020 and her meeting attendance reflects meetings held between her appointment and December 31, 2020. Due to a commitment made before her appointment to the Board, Dr. Eyre was unable to attend the Board meeting held on November 5, 2020.
2.	Securities held as of March 11, 2021. Market value calculated using the closing price of our shares on the TSX on March 11, 2021 (C$10.50) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 11, 2021.
3.	RSU are unvested. See page 67 for additional information.
4.	Dr. Eyre has until October 31, 2025 to achieve the applicable share ownership requirements. See page 27 for details.
5.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
6.	Value of RSU granted on October 31, 2020.

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2021 Annual & Special Meeting of Shareholders

Marshall Koval
Principal Occupation Director, President & CEO, Lumina Group		Age: 63 Residence: Washington, USA Director since: December 22, 2017 Independent	Previous Voting Results 2020: 88.16% For 2019: 84.14% For 2018: 97.25% For
		Mr. Koval is a member of Equinox Gold’s Environment, Social and Governance Committee. Mr. Koval is a mining executive with 42 years of corporate management, M&A, finance, mineral exploration, mine development and operations experience and has worked on mining projects in over 30 countries. He currently serves as Director, President & CEO of Lumina Gold and Director & CEO Luminex Resources, and is a Director of Miedzi Copper. He was Chairman, President & CEO of Anfield Gold until it was acquired by Trek Mining in December 2017 in the transaction to form Equinox Gold. Previously, Mr. Koval was a partner in Lumina Capital and served as Director, President & CEO of Northern Peru Copper, VP of Corporate Development for Lumina Copper, President of Pincock, Allen & Holt and held management positions with Golder Associates, BHP/Utah International, Inco, Meridian Minerals and Inspiration Consolidated Copper. Mr. Koval holds a BSc in Geology from the University of Missouri and is a registered professional geologist in North Carolina and Washington.
2020 Meeting Attendance			2020 Compensation
Board		6 of 6	Total cash retainer[3]	$64,337
ESG Committee		3 of 3	Value of RSU grants[4]	$62,500
CNG Committee		5 of 5
Securities Held	Market Value[1]		Other Directorships with Reporting Issuers
Shares	169,644	$1,417,187	Lumina Gold Corp.	Director, President & CEO
Options	63,726	$532,360	Luminex Resources Corp.	CEO and Director
DSU	3,397	$28,378
RSU[2]	15,907	$132,885
Share ownership requirement achieved		Yes
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • International business			• Mining industry and operations • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.	Securities held as of March 11, 2021. Market value calculated using the closing price of our shares on the TSX on March 11, 2021 (C$10.50) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 11, 2021.
2.	RSU are unvested. See page 67 for additional information.
3.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
4.	Value of RSU granted on March 30, 2020.

| Page 40

2021 Annual & Special Meeting of Shareholders

Christian Milau
Principal Occupation CEO, Equinox Gold Corp.		Age: 49 Residence: British Columbia, Canada Director since: May 15, 2020 (former director from August 2016 to March 10, 2020) Non-Independent	Previous Voting Results 2020: 94.22% For 2019: 98.99% For 2018: 99.68% For

Mr. Milau has been the CEO of Equinox Gold from August 2016, leading the team through three mergers and an asset acquisition. He was the CEO of Trek Mining until it merged to form Equinox Gold in December 2017, and was the CEO of Luna Gold from August 2016 until it merged with JDL Gold in March 2017 to form Trek Mining. Before joining Luna Gold, Mr. Milau was the CEO of True Gold until it was acquired by Endeavour Mining in April 2016. Mr. Milau is a Canadian Chartered Professional Accountant with over 23 years of experience in mining and finance. In addition to his background in finance and capital markets, he brings important operational, government and stakeholder relations experience, including successfully negotiating various community, security, fiscal and tax agreements. Before True Gold, Mr. Milau held senior positions at Endeavour Mining, New Gold, BNP Paribas in London, and Deloitte. He is currently a director of Northern Dynasty Minerals Ltd. and Plateau Energy Metals Inc.

2020 Meeting Attendance			2020 Compensation
Board		5 of 5	See “Executive Compensation Discussion and Analysis” section beginning page 47
Securities Held	Market Value [1]		Other Directorships with Reporting Issuers
Shares	286,756	$2,395,527	Northern Dynasty Minerals Ltd.	Director
Options	105,840	$884,175	Plateau Energy Metals Inc.	Director
RSU[2]	53,000	$442,756
pRSU[3]	84,800	$708,410
Warrants	51,500	$430,225
Share ownership requirement achieved		Yes
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation			• Mining industry and operations • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A • International business
Notes

1.	Securities held as of March 11, 2021. Market value calculated using the closing price of our shares on the TSX on March 11, 2021 (C$10.50) and converted into US$ at an exchange rate of US$1= C$1.26 as quoted by S&P Global Market Intelligence on March 11, 2021.
2.	RSU and pRSU are unvested. See page 67 for additional information.
3.	On the Redemption Date (defined below) of the pRSU, the number of shares to be issued in satisfaction of the pRSU will vary from 50% to 150% of the number of pRSU granted based on the performance ratio.

| Page 41

2021 Annual & Special Meeting of Shareholders

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as stated below, to the knowledge of the Company no proposed director:

(a)	is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company (including the Company) that:
(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or
(b)	is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

General Clark (i) is a director of Rentech Inc., which on December 19, 2017 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware; and (ii) ceased to be a director of Rodman & Renshaw LLC less than one year before its filing, along with its parent, Direct Markets Holdings Corp., and certain affiliates thereof, for Chapter 7 bankruptcy under applicable US bankruptcy laws in January 2013.

Mr. Boggio was a director of Great Western Minerals Group Ltd. (GWMG) from January 2013 until his resignation together with all the then current directors in July 2015. On April 30, 2015 GWMG announced that a support agreement was entered into with the holders of a majority of GWMG’s secured convertible bonds and GWMG was granted protection from its creditors under the Companies Creditors Arrangements Act upon receiving an initial order from the Court. On May 11, 2015, an order was issued by the Financial and Consumers Affairs Authority of the Province of Saskatchewan that all trading in the securities of GWMG be ceased due to its failure to file financial statements for the year ended December 31, 2014. In December 2015, GWMG entered bankruptcy proceedings.

Ms. Belanger was a director of Mirabela Nickel Limited (MBN) on September 24, 2015 when the board of directors of MBN elected to place the company into voluntary administration under the relevant provisions of the Australian Corporations Act 2001.

| Page 42

2021 Annual & Special Meeting of Shareholders

Except as noted below, during the year ended December 31, 2020, all directors attended the Board meetings and meetings of the committees of the Board of which they were members at the relevant time.

Meeting	Number of meetings held during 2020	Attendance
Board	6	Full attendance by directors at all meetings, except for the November 5, 2020 Board meeting which Dr. Eyre did not attend due to a prior commitment made before her appointment to the Board on October 31, 2020.
Audit Committee	4	Full attendance by committee members at each meeting
Compensation, Nomination and Governance Committee	5	Full attendance by committee members at each meeting
Environment, Social and Governance Committee	3	Full attendance by committee members at each meeting

DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Equinox Gold has established director compensation based on a comparison with other companies in the mining industry and considering the duties and responsibilities of our directors, both at the Board level and the committee level. Our approach to director compensation is based on being in line with the median of our peers’ director compensation. The total is weighted evenly between cash and equity to reinforce our culture of share ownership. Executive directors are not paid for their services as directors. Our non-executive directors are paid for their services as directors through an annual retainer. Non-executive director compensation is not performance-based and they do not participate in the compensation programs established for Management. The following table details the retainer and meeting fee structure for non-executive directors for the financial years ending December 31, 2020 and 2021.

Type	Amount 2020 ($)	Amount 2021 ($)
Annual Board Chair Retainer[1]	150,000	158,000
Annual Board Retainer (Non-Chair, Non-Employee)[1]	125,000	132,000
Audit Committee Chair Retainer[2]	15,000	15,000
Compensation, Nomination and Governance Committee Chair Retainer[2]	10,000	10,000
Environment, Social and Governance Committee Chair Retainer[2]	10,000	10,000
Committee Member Retainer (Non-Chair)[2]	5,000	5,000

Notes:

1.	Annual retainers are paid 50% in cash and 50% in equity, quarterly in arrears. The cash portion of the annual retainer may be taken 100% in cash,100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in partly in cash and partly in DSU, as elected by the relevant director. The remaining half is paid by way of RSU (in accordance with the Equinox Gold RSU Plan). The actual amounts of any DSU and RSU awarded will vary depending on option values and share price at the time of grant.
2.	Committee retainers are paid in cash, quarterly in arrears, in addition to the annual retainer. The committee retainers may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in partly in cash and partly in DSU, as elected by the relevant director.

Annual Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which he or she is elected or re-elected as a director and ending on the date immediately before the date of our next annual meeting of shareholders.

The following table sets out all amounts of compensation earned by the non-executive directors for their services during the 2020 calendar year. There was significant change in the composition of the Board during 2020, primarily relating to the Leagold acquisition.

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2021 Annual & Special Meeting of Shareholders

Director Name	Fees Earned[1] ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Ross Beaty	73,060	75,000	Nil	Nil	Nil	Nil	148,060
Maryse Bélanger[5]	48,757	62,500	Nil	Nil	Nil	Nil	111,257
Lenard Boggio	69,785	62,500	Nil	Nil	Nil	Nil	132,285
Timothy Breen	60,285	62,500	Nil	Nil	Nil	Nil	122,785
Gordon Campbell[3]	54,705	62,500	Nil	Nil	Nil	Nil	117,205
Wesley Clark[3]	58,757	62,500	Nil	Nil	Nil	Nil	121,257
Dr. Sally Eyre[7]	13,057	12,500	Nil	Nil	Nil	Nil	25,557
Marshall Koval	64,337	62,500	Nil	Nil	Nil	Nil	126,837
Marcel de Groot[2]	6,278	-	Nil	Nil	Nil	Nil	6,278
Ibtissam Drier[2]	5,580	-	Nil	Nil	Nil	Nil	5,580
Jacques McMullen[2]	6,278	-	Nil	Nil	Nil	Nil	6,278
Peter Marrone[3,6]	46,739	62,500	Nil	Nil	Nil	Nil	109,239
Neil Woodyer[3,4]	21,511	75,000	Nil	Nil	Nil	Nil	96,511

Notes:

1.	Fees may be paid 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in partly in cash and partly in DSU, as elected by the relevant director.
2.	Ms. Drier, Mr. de Groot and Mr. McMullen resigned from the Board effective March 10, 2020.
3.	Mr. Campbell, General Clark, Mr. Marrone and Mr. Woodyer first joined the Board effective March 10, 2020, following closing of the Leagold acquisition.
4.	Mr. Woodyer resigned from the Board effective June 4, 2020.
5.	Ms. Bélanger was appointed to the Board effective May 15, 2020.
6.	Mr. Marrone resigned from the Board effective October 31, 2020.
7.	Dr. Eyre was appointed to the Board effective October 31, 2020.

The following table provides information regarding the incentive plan awards outstanding for each non-executive director as at December 31, 2020.

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2021 Annual & Special Meeting of Shareholders

Name	Option-based Awards					Share-based Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options[1] (US$)	Number of Unvested RSU (#)	Market Value of Unvested RSU[2] (US$)
Ross Beaty	14-Jul-16	4,070	17.15	14-Jul-21	-	-	-
	2-Aug-2018[3,4]	-	-	-	-	1,880,000	19,643,780
	30-Mar-20	-	-	-	-	11,536	120,538
Maryse Bélanger	10-Aug-20	-	-	-	-	5,097	53,258
Lenard Boggio	15-Jun-17	61,110	5.65	15-Jun-24	366,660	-	-
	29-Mar-18	17,488	5.30	29-Mar-23	109,748	-	-
	28-Jan-19	21,818	5.25	28-Jan-24	137,780	6000 [5]	62,693
	2-Aug-18	-	-	-	-	4934 [5]	51,554
	30-Mar-20	-	-	-	-	9,613	100,444
Timothy Breen	1-Aug-19	10,909	6.50	1-Aug-24	58,153	3,000	31,346
	30-Mar-20	-	-	-	-	9,613	100,444
Gordon Campbell	30-Mar-20	-	-	-	-	9,613	100,444
Wesley Clark	30-Mar-20	-	-	-	-	9,613	100,444
Dr. Sally Eyre	31-Oct-20	-	-	-	-	1,170	12,225
Marshall Koval	14-Jul-16	24,420	17.15	14-Jul-21	-	-	-
	29-Mar-18	17,488	5.30	29-Mar-23	109,748	-	-
	28-Jan-19	21,818	5.25	28-Jan-24	137,780	6,000	62,693
	30-Mar-20	-	-	-	-	9,613	100,444
Marcel de Groot[6]	2-Jun-16	5,426	7.35	2-Jun-21	25,293	-	-
	10-Jan-18	5,000	5.45	30-Jun-22	30,787	-	-
	15-Jan-18	-	-	-	-	1,500 [5]	15,673
	29-Mar-18	17,488	5.30	29-Mar-23	109,748	-	-
	2-Aug-18	-	-	-	-	9,868 [5]	103,109
	28-Jan-19	10,909	5.25	28-Jan-24	68,890	12,000 [5]	125,386
Ibtissam Drier[6]	-	-	-	-	-	-	-
Jacques McMullen[6]	-	-	-	-	-	-	-
Peter Marrone[6]	-	-	-	-	-	-	-
Neil Woodyer[6]	-	-	-	-	-	-	-

Notes:

1.	Calculated using the closing price of Equinox Gold’s common shares on the TSX on December 31, 2020 of C$13.17 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.27, as quoted by S&P Global Market Intelligence on December 31, 2020. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold’s common shares on the date of exercise.
2.	Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold’s common shares on the TSX on December 31, 2020 of C$13.17. The amount is then converted at an exchange rate of US$1.00 = C$1.27, as quoted by S&P Global Market Intelligence on December 31, 2020. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.
3.	On August 2, 2018, the Company made a one-time grant of 800,000 pRSU (the “Grant”) with pRSU to be settled in shares of the Company if certain performance criteria are met. The pRSU vest in four separate tranches based on the Company’s share price performance and contain performance multipliers ranging from 1x to 3x, depending on the share price achieved. 15% of the pRSU (with a 1x multiplier) vest on the Company’s share price reaching C$7.50; 20% of the pRSU (with a 2x multiplier) vest on the Company’s share price reaching C$10.00; 30% of the pRSU (with a 2.5x multiplier) vest on the Company’s share price reaching C$12.50; and the remaining 35% of pRSU (with a 3x multiplier) vest on the Company’s share price reaching C$15.00. The performance multipliers provide for a total of up to 1,880,000 shares to be issued if all share price thresholds are achieved, however if these thresholds are not achieved, no shares will be issued. The Grant is valid for five years and any shares issued in connection with the Grant will have a mandatory hold period of two years, resulting in a long-term performance incentive and commitment.
4.	As at December 31, 2020, the pRSU share price performance targets have all been achieved, but Mr. Beaty has deferred receipt of the pRSU. The vesting criteria is described in footnote (3) above.
5.	Includes RSU which are vested but for which receipt has been deferred. Mr. Boggio has deferred receipt of 10,934 RSU, and Mr. de Groot has deferred receipt of 23,368 RSU.

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2021 Annual & Special Meeting of Shareholders

6.	Ms. Drier, Mr. McMullen and Mr. de Groot resigned from the Board effective March 10, 2020. Mr. Woodyer resigned from the Board effective June 4, 2020. Mr. Marrone resigned from the Board effective October 31, 2020.

Value Vested or Earned During the Year Ended December 31, 2020

Name	Option-based Awards Value Vested During the Year ($)[1]	Share-based Awards – Value Vested During the Year ($)[2]	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Ross Beaty	Nil	16,001,570	Nil
Maryse Bélanger	Nil	Nil	Nil
Lenard Boggio	156,197	113,304	Nil
Timothy Breen	68,596	39,992	Nil
Gordon Campbell	Nil	Nil	Nil
Wesley Clark	Nil	Nil	Nil
Dr. Sally Eyre	Nil	Nil	Nil
Marshall Koval	156,197	113,304	Nil
Marcel de Groot[3]	168,150	113,304	Nil
Ibtissam Drier[3]	139,036	75,402	Nil
Jacques McMullen[3]	242,095	176,205	Nil
Peter Marrone[5]	Nil	107,711	Nil
Neil Woodyer[4]	13,661,168	Nil	Nil

Notes:

1.	Calculated using the closing price of Equinox Gold’s common shares on the TSX on the relevant vesting date converted into US dollars at US$1=C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2020.
2.	Calculated using the market value, as defined by the respective plans, of Equinox Gold’s common shares, then converting the Canadian dollars into US dollars at US$1=C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2020.
3.	Ms. Drier, Mr. McMullen and Mr. de Groot resigned from the Board effective March 10, 2020.
4.	Mr. Woodyer resigned from the Board effective June 4, 2020
5.	Mr. Marrone resigned from the Board effective October 31st, 2020

Options Exercised During the Year Ended December 31, 2020

Except as noted in the following table, no options were exercised or sold by the non-executive directors during the year ended December 31, 2020.

Director	Options Exercised in 2020	Exercise Price (C$)	Exercise Date	Market Value on Exercise Date (C$)	Value of Exercised Options (US$)	Total Proceedings to the Company (US$)	Current Director Y/N
Marcel de Groot	7,200	13.90	13/Oct/20	16.88	16,894	78,803	N
Ibtissam Drier	14,545	5.40	20/May/20	12.58	82,231	61,845	N
Jacques McMullen	61,110	4.45	25/Mar/20	10.28	280,529	214,126	N
	17,488	5.30	1/Apr/20	10.00	64,719	72,981
	21,818	5.25	1/Apr/20	10.00	81,603	90,193
Neil Woodyer	238,320	8.62	2/Jun/20	12.67	759,997	1,617,574	N
	400,000	8.62	19/Jun/20	13.99	1,691,339	2,714,961
	427,500	8.62	3/Jul/20	14.99	2,144,232	2,901,614
	588,106	6.38	3/Jul/20	14.99	3,987,081	2,954,422

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs (defined below). There are no loans outstanding from the Company to any of its directors or NEOs.

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Equinox Gold completed a merger with Leagold Mining Corporation (Leagold Acquisition) in March 2020 that significantly increased the size and complexity of the Company. Given the need to integrate and harmonize processes following the Leagold Acquisition, we conducted a thorough review of our compensation practices which resulted in the following outcomes:

✔	Single trigger change of control provisions were replaced with double trigger provisions
✔	We adopted a maximum severance multiplier of two times
✔	We determined that stock options will no longer be granted to directors, officers, or employees
✔	The measures attached to performance share units issued by Leagold were amended to make them consistent with the total shareholder return measures used by Equinox Gold
✔	We updated our peer group to better align with Equinox Gold’s size and scope of operations
✔	Kept CEO compensation levels in lower quartile compared to Peer Group

Equinox Gold will continue to pursue compensation practices that are aligned with shareholders and ensure we have the motivated and expert team required to operate and grow our business.

Named Executive Officers (NEO)

The following discussion and analysis provides information about Equinox Gold’s executive compensation program for 2020. In some instances the compensation practices and other matters described also apply to other members of Management. The following discussion and analysis, however, relates specifically to the Company’s NEOs for 2020:

Christian Milau, Chief Executive Officer (CEO)

Greg Smith, President

Peter Hardie, Chief Financial Officer (CFO)

Doug Reddy, Chief Operating Officer (COO)

Scott Heffernan, Executive Vice President, Exploration

Executive Compensation Philosophy and Objectives

Equinox Gold was formed in December 2017 with the vision of producing one million ounces of gold annually by 2023 through a combination of expanding capacity from existing assets and expanding its portfolio of assets with mergers and acquisitions, such as the recently completed Leagold acquisition. We believe scale and diversity is important in the gold mining business, bringing economies of scale, better access to capital and less overall risk.

To achieve its drive for growth and scale, Equinox Gold focuses on creating value for shareholders through:

•	delivering on operational targets (safety, cost, production, environment and social responsibility);
•	maintaining a strong financial position;
•	achieving internal growth through exploration, project development and continuous improvement of existing operations; and
•	delivering on external growth through value enhancing merger and acquisition opportunities.

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2021 Annual & Special Meeting of Shareholders

Equinox Gold’s executive compensation philosophy and objectives are designed to incentivize and reward Management to deliver on demanding goals that are likely to increase shareholder value in these areas of focus.

Many of the executive team, including the NEOs, own shares in Equinox Gold that were purchased with their own personal finances and not through Company-awarded shares (although their personally acquired holdings have since been supplemented by Company-awarded shares). Insiders own currently approximately 8.5% of Equinox Gold’s issued shares. This is one of the highest levels of insider ownership in the Company’s peer group, a distinction that is important to the Company and Management as it demonstrates a higher level of commitment and alignment with shareholder interests, and supports the Company’s culture of acting like owners.

The Board has the responsibility for reviewing and approving the Company’s compensation programs, as recommended by the CNG Committee. The NEOs’ compensation is reviewed on an annual basis. Before recommending any compensation to the Board, the CNG Committee reviews compensation paid to NEOs and other senior executives of companies in the mining industry of a similar size and stage of development and determines appropriate compensation, reflecting the need of the Company to provide incentive and compensation for the time and effort expended by the NEOs while considering the financial and other resources of the Company.

Targeted market position:

•	Base salaries should be positioned at or below the median of the Company’s peers and competitive market.
•	Short-term incentive and long-term incentive awards should be positioned near the median of our peers and competitive market. NEOs can also earn higher actual total compensation if they achieve superior performance.

The objectives of Equinox Gold’s executive compensation program are designed to ensure that compensation reflects performance, is fair and reasonable, and is sufficient to attract and retain qualified and experienced executives, particularly as the Company grows and demands on Management increase. This is done by considering:

•	Internal and external comparisons;
•	Management’s long-term interests and the long-term interests of shareholders;
•	Equinox Gold’s financial and operating performance;
•	Each executive’s individual performance and contribution towards meeting corporate objectives; and
•	Recommendations made by independent compensation consultants retained by the CNG Committee, if deemed appropriate.

Share Price Performance and Performance Graph

The following graph shows the value of C$100 invested in Equinox Gold’s shares between January 1, 2018 and December 31, 2020 (Performance Period, being the period since the establishment of Equinox Gold on December 22, 2017) compared to a similar investment in the VanEck Vectors Junior Gold Miners ETF (GDXJ Index). The graph also depicts total annual compensation for our NEOs for each year from January 1, 2018 to December 31, 2020.

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2021 Annual & Special Meeting of Shareholders

	2017 ($)	2018 ($)	2019 ($)	2020 ($)

Total NEO Compensation	2.7m	3.4m	3m	6.7m
Investment in EQX	88.19	80.31	157.32	207.40
Investment in GDXJ	81.42	70.58	100.77	129.19

	EQX Closing Price ($)	Base ($)	GDXJ ($)	Base ($)

12/22/2017	3.94	78.74	26.03	78.74
12/31/2017	4.41	88.19	26.91	81.42
12/31/2018	4.02	80.31	23.34	70.58
12/31/2019	7.87	157.32	33.31	100.77
12/31/2020	10.37	207.40	42.71	129.19

Our share price is significantly influenced by the price of gold, as illustrated in the graph below. The price of gold is largely determined by global demand and supply, which is driven by geopolitical and economic events. During the period 2017 through to 2020, the price of gold increased from $1,162.00 per ounce at December 31, 2016 to $1,891.10 on December 31, 2020.

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2021 Annual & Special Meeting of Shareholders

	2016	2017	2018	2019	2020
	($)	($)	($)	($)	($)
EQX Share Price	6.93	4.41	4.02	7.87	10.37
Gold Price	1162.00	1356.70	1306.30	1523.10	1891.10

Although gold price does have a significant influence on our share price, it is essential that Management focus on delivering on objectives that create long-term value for shareholders rather than short-term fluctuations in share price, and that our compensation plans reflect that focus.

Trading Restrictions

Equinox Gold encourages all employees, officers, directors, consultants and their respective family members and entities over which they have control (together, Company Personnel) to become shareholders of the Company on a long-term investment basis. However, due to their relationship with Equinox Gold, Company Personnel may, from time to time, be privy to undisclosed material information about the Company (Inside Information).

The Company has adopted an Insider Trading and Use of Inside Information Policy that places restrictions on Company Personnel from trading our securities. The policy describes Equinox Gold’s expectations and requirements for Company Personnel relating to the trading of the Company’s securities and is intended to help Company Personnel ensure that any purchase or sale of securities occurs without actual or perceived violation of applicable laws. In particular, the policy requires Company Personnel to keep Inside Information about the Company confidential and prohibits trading on Inside Information. A copy of the Insider Trading and Use of Inside Information Policy is available on the Company’s website.

NEO Share Ownership

The Company has a Share Ownership Policy that requires certain executives to own minimum values of common shares of the Company, as follows:

CEO and President - investment value equal to three times current annual base salary

CFO and COO - investment value equal to one times current annual base salary

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2021 Annual & Special Meeting of Shareholders

The applicable level of share ownership is required to be achieved in five years from the later of the adoption of the policy or the date the NEO is appointed to his or her position. Common shares can only be used in the share ownership calculation and are valued, as follows:

1.	The number of common shares beneficially owned as at the date of adoption of the Share Ownership Policy multiplied by the closing price of the Company on the TSX on the date of adoption; plus
2.	For common shares acquired after the date of adoption, the acquisition cost of such shares.

The table below shows the ownership levels of the NEOs subject to the Share Ownership Policy as at December 31, 2020:

NEO	Base Salary ($)	Ownership Requirement ($)	Value of Common Shares Owned ($)	Meets Requirement (Yes/No)

Christian Milau, CEO	549,364	1,648,093	2,868,511	Yes
Greg Smith, President	384,555	1,153,665	3,144,418	Yes
Peter Hardie, CFO	384,555	384,555	1,151,801	Yes
Doug Reddy, COO	510,124	510,124	1,001,641	Yes
Scott Heffernan, EVP Exploration	313,922	n/a	n/a	n/a

Compensation Risk Management

The Board and the CNG Committee carefully consider potential risks when designing compensation programs, setting objectives, setting salaries and making incentive awards.

Our compensation program design and Board oversight provide several controls that mitigate compensation risks, including the following:

•	Balanced compensation mix: Our executive compensation packages are designed to balance fixed and variable compensation as well as short- and long-term incentives. This mix rewards both short- and long-term performance while providing a fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value. Base salaries are intended to be market competitive to reduce over-reliance on variable (at risk) compensation.
•	Appropriate balance of metrics and weightings: The objectives of our short-term incentive program balance growth, safety, operating, financial and share price performance and are approved by the CNG Committee. They provide a balanced focus on our short-term requirements without sacrificing the long-term growth required to sustain our business.
•	Capping of maximum payouts: The short-term incentive program is capped at 200% of target to limit windfall payouts. The Equinox Gold Amended and Restated Restricted Share Unit Plan (Equinox Gold RSU Plan) caps pRSU at a maximum of 300% of the number granted (pRSU granted to NEOs to the date of this Circular are capped at a maximum of 200% of the number granted).
•	Mix of short- and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time, from one to three years.
•	Share ownership guideline: Certain NEOs are expected to hold a minimum number of shares to encourage them to consider long-term performance and multi-year goals in decision-making. See above for the guideline and current NEO share ownership levels.
•	Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded with current cash or by the issuance of shares within limits approved by shareholders and as detailed in the Company’s Amended and Restated Stock Option Plan (Equinox Gold Option Plan) and Equinox Gold RSU Plan. See page 62 onwards for a summary of each plan.

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2021 Annual & Special Meeting of Shareholders

•	Board discretion: Both the short- and long-term incentive programs may be changed or suspended at any time by the Board.
•	Control features / plan governance: Annual goals and metrics as well as final award payout levels and cash incentives are reviewed by the CNG Committee and approved by the Board. The year-end compensation review process allows the CNG Committee and the Board to consider factors not included in the Company’s performance when determining short-term and long-term incentives. These additional factors include value-enhancing additional key results and achievements and the share price performance shareholders experienced during the year. Taking such additional factors into account, the CNG Committee and the Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with the Company’s performance and shareholder returns.
•	Time horizon of payments or realization of value:
Incentive	Key Terms
Short-term incentive awards	Made in January following the performance year
RSU	Vest over two years (it is Equinox Gold’s intention to increase this to three years for awards to be made in 2022 onwards)
pRSU	Vest at the end of three years, subject to performance criteria

•	Restrictions on trading: Under the Company’s Insider Trading and Use of Inside Information Policy, executives are prohibited from certain trading activities in the Company’s securities, including speculating, short selling, buying or selling options or hedging. See “Trading Restrictions” on page 50 for more information.
•	“Clawback” provision: Equinox Gold has an Executive Compensation Recovery Policy that provides for the recovery of short- and long-term incentive awards if an NEO is determined to be responsible for fraud, misconduct or negligence that results in Equinox Gold having to materially restate previously issued financial, technical or operational results; or if an NEO has engaged in fraud, theft, embezzlement, serious misconduct (including conduct that would qualify as cause for termination of employment at common law) or negligence, regardless if there was a material restatement.
•	Executive compensation consultants: When a significant change in the design of an executive compensation program(s) is contemplated, the CNG Committee engages independent executive compensation consultants to review the executive compensation policies and practices, and to propose changes to identified areas of risk.

Compensation Governance

CNG Committee

The CNG Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues in addition to its other duties with respect to director nominations and corporate governance. The CNG Committee meets at least two times per year and holds in-camera sessions, without the presence of Management, as needed.

The CNG Committee’s duties and responsibilities include:

•	Periodically (not less than annually) reviewing and making recommendations to the Board with respect to the Company’s overall compensation and benefits philosophies and programs for senior executive officers, including base salaries, bonus and incentive plans, deferred compensation and retirement plans, share-based plans, other benefits and perquisites, and employment and change of control agreements.

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2021 Annual & Special Meeting of Shareholders

•	Annually reviewing and making recommendations to the Board with respect to the compensation for the CEO and other senior executive officers of the Company including base salaries, bonuses and other performance incentives and stock-based grants, and other benefits and perquisites.
•	Annually reviewing the Statement of Executive Compensation included in the management information circular and other compensation disclosure documents, and otherwise reviewing all executive compensation disclosure before it is publicly disclosed.
•	Annually reviewing and recommending to the Board the compensation of the Directors, including annual Board and committee retainers, meeting fees, stock-based grants and other benefits conferred upon the Board.
•	Reviewing and reporting to the Board on potential risks arising from the Company’s compensation policies and practices.
•	Reviewing corporate goals and objectives relevant to the CEO and other senior executive officers, evaluating the performance of the CEO and other senior executive officers generally and in light of annual corporate goals and objectives under any incentive compensation plan, and making compensation recommendations accordingly.

The CNG Committee consults with Management on executive compensation to:

•	Review the overall compensation philosophy, strategy and policies for senior executive officers.
•	Administer the Equinox Gold Stock Option Plan and the Equinox Gold RSU Plan and determine when they will be used as compensation for senior executive officers.
•	Review annual incentive plan and long-term incentive plan awards.
•	Review special compensation, recruiting, and retention programs, as and when needed.
•	Set performance goals with the CEO and review the performance of the CEO annually.

CEO Succession Planning

The Company is developing a formal succession plan for the CEO and other key executive officer roles. Once developed, the plan will be proposed to the CNG Committee for review and, if deemed appropriate by the CNG Committee, recommendation to the Board for approval. We intend to complete this process during 2021.

Composition of the CNG Committee and Activities during 2020

The CNG Committee is currently composed of three independent directors, who possess the relevant knowledge and experience to serve on the CNG Committee and ensure adherence to its charter. See “Committees of the Board” starting on page 28 for details of the current members of the CNG Committee and an overview of the CNG Committee’s key achievements in 2020.

Management Role in Compensation Decision Making

Members of Management are invited to participate in CNG Committee meetings at the discretion of the CNG Committee. Management acts in an advisory and informational capacity only. The CNG Committee maintains strict independence from Management. The Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision Making
CEO and VP Human Resources	Regularly presents information to the CNG Committee to assist in decision making and communicates Management’s experiences of the effectiveness of compensation programs to attract, retain and reward qualified personnel to oversee our operations.

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2021 Annual & Special Meeting of Shareholders

Member(s) of Management	Role in Compensation Decision Making
CEO	Makes recommendations with respect to performance metrics, performance results and, with respect to other executive compensation, final award levels for the annual incentive program and long-term incentive plan for CNG Committee and Board consideration.
Management team	Oversees day-to-day compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy.

Use of Compensation Consultants and their Affiliates

Since 2017, the CNG Committee has engaged the services of Lane Caputo Compensation Inc. (Lane Caputo) as its compensation consultant to assist Management and the CNG Committee in determining appropriate compensation for our NEOs and appropriate director fees for our Board. Management ordinarily engages Lane Caputo and work product is delivered to Management, which is then reviewed with the CNG Committee. The CNG Committee may engage directly with Lane Caputo or any other executive compensation consultant at any time.

Lane Caputo assists Equinox Gold by providing information on appropriate peers for benchmarking, the executive compensation packages and practices of both peer companies and the broader market, as well as providing analysis of general trends and practices in executive compensation. Following completion of the Leagold Acquisition in March 2020, Lane Caputo assisted the Company with various integration matters and the identification of Equinox Gold’s new peer group.

Name of Consultant	Executive Compensation-Related Fees ($)		All Other Fees ($)

	2020	2019	2020	2019
Lane Caputo	61,368	851	Nil	Nil

Benchmarking

It is the Company’s intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers in order to ensure its executive officers are appropriately rewarded, motivated and retained. To assess the competitiveness of Equinox Gold’s executive compensation packages and practices, the CNG Committee compares the Company to a peer group of similar companies in the gold mining industry.

Following the Leagold Acquisition, Equinox Gold’s peer group companies (Peer Group) were reviewed and updated based on the following criteria:

•	Companies that operate in the same labor, industry, and capital markets;
•	Companies that are similar in size with respect to the number of operations and production; and
•	Companies with multiple operating locations in different jurisdictions.

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2021 Annual & Special Meeting of Shareholders

2020 Peer Group Companies

Alamos Gold Inc.	B2Gold Corp.	Centerra Gold Inc.
Dundee Precious Metals Corp.	Eldorado Gold Corp.	Endeavour Mining Corp.
Evolution Mining Ltd.	IAMGOLD Corp.	New Gold Inc.
OceanaGold Corp.	Pan American Silver Corp.	SSR Mining Inc.
Yamana Gold Inc.

The CNG Committee considered Peer Group compensation for comparable roles in reviewing and recommending executive compensation for 2020.

Components of NEO Compensation

Compensation of NEOs for the year ended December 31, 2020 included base salary, annual performance-based bonus (Performance Bonus(es)), long-term incentives (LTI), time-based restricted share units (RSU and pRSU) and other compensation such as group health benefits. Equinox Gold believes that each of these components of compensation fit into Equinox Gold’s overall compensation objectives to attract and retain talented executives, reward individual and corporate performance and align executive compensation with shareholders’ interests.

What We Pay	Why We Pay It	How It Works	Actual Market Position (1)
Base Salary	Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives.	Paid semi-monthly. Set in the first quarter of each year for the 12-month period of January to December.	At or below median.
Performance Bonus	Focuses and rewards NEOs on achieving annual operating plan, budget and other short-term objectives.

Performance Bonuses are paid at the discretion of the Board based on targets set as a percentage of base salary and determined against corporate and individual performance.

Performance Bonuses can range from 0% to 200% of target and are paid in the first quarter following the performance year.

Ranging from below median to between median and 75th percentile.
LTI	Focuses executives on long-term shareholder value and aligns Management’s interests with those of shareholders.

LTI awards are made at the discretion of the Board based on targets set as a percentage of base salary. Awards are granted as a combination of RSU and pRSU.

Vesting restrictions ranging from two to three years apply to RSU and pRSU.

Below median.

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2021 Annual & Special Meeting of Shareholders

What We Pay	Why We Pay It	How It Works	Actual Market Position (1)
Benefits	Assists in attracting and retaining executives. Provides a better level of benefit than could be bought individually.	Extended health, dental, life, disability, and accidental death and dismemberment insurance. A healthcare spending account is also provided.	Benchmarks not available.

Notes:

1.	Overall total compensation for the NEOs is positioned below the median for the Peer Group.

Base Salary

Base salaries are determined after considering the stage of development of the Company, the individual’s responsibilities, Peer Group benchmarks, the Company’s financial capacity, and an assessment by the CNG Committee and the Board.

NEO base salaries were historically significantly below the benchmarks for peers. As a result, changes were made to address this situation. Changes to base salaries for 2020 are shown below:

NEO	Base Salary 2020 ($)	Base Salary 2021 ($)

Christian Milau, CEO	549,364	588,605
Greg Smith, President	384,555	402,606
Peter Hardie, CFO	384,555	402,606
Doug Reddy, COO	510,124	520,326
Scott Heffernan, EVP Exploration	313,922	337,467

Performance Bonuses

Performance bonuses (Performance Bonus) are a short-term variable component of compensation. NEOs can earn a Performance Bonus based on individual and corporate performance that maximizes the operating and financial success of the Company. Performance Bonuses are paid at the discretion of the Board. Target bonus amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary.

Actual Performance Bonuses for NEOs are determined based on several factors, including the performance of both the Company (Corporate Performance) and the individual NEO against corporate and individual performance goals, with the relative weighting between corporate and personal accomplishments reflecting the NEO’s position and ability to directly impact corporate performance (weightings for each NEO are shown in the table below).

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2021 Annual & Special Meeting of Shareholders

NEO	Corporate Performance Weighting	Personal Performance Weighting
Christian Milau, CEO	100%	0%
Greg Smith, President	75%	25%
Peter Hardie, CFO	75%	25%
Doug Reddy, COO	75%	25%
Scott Heffernan, EVP Exploration	50%	50%

In the first quarter of each year, on the recommendation of the CNG Committee, the Board approves the Corporate Performance objectives. The Board also approves a weighting for each factor in the Corporate Performance objectives, expressed as a percentage amount, with the total target Corporate Performance rating equal to 100%. In January of the following year, the CNG Committee reviews performance against the Corporate Performance objectives, as well as considering other relevant events and circumstances, to establish an overall Corporate Performance rating. In general, if the performance factor is met then it is scored at the full weighting. If the performance factor is not met or if it is exceeded, the CNG Committee has the discretion to score the factor at less than or more than full weighting. The Corporate Performance rating is the sum of all these scores and can therefore be more or less than 100%. In addition, the CNG Committee has discretion to adjust the result yielded by the Company’s objectives if appropriate. The CNG Committee recommends the Corporate Performance rating to the Board for approval. The Company’s objectives for 2020, including the weighting and score for each performance factor, is set out below in the table under the heading “Corporate Objectives in 2020”. Individual objectives for NEOs are also determined annually. At the end of the year, each NEO’s individual performance is reviewed against these objectives, as well as other relevant events and circumstances to determine a personal performance rating.

Once proposed Performance Bonuses have been calculated based on Corporate Performance and NEO’s individual performance, the CNG Committee reviews the total direct compensation of the NEOs and other executives in light of other relevant factors, including Peer Group benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is appropriate. If so, the CNG Committee gives directions to enable Management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. In general, Performance Bonuses cannot exceed 200% of target. The CNG Committee provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the CNG Committee. The CNG Committee then recommends the NEO’s compensation to the Board for approval.

Corporate Performance for 2020

Category	Weight	Measure	Result	Assessment
Environment, Sustainability and Governance (ESG)	5%	<4.82 Total Recordable Injury Frequency Rate (TRIFR) per million worked hours	5%	All measures met or exceeded, including strong safety and environmental performance.
	5%	<1.65 significant environmental incidents per million worked hours	5%
	10%	No fatalities	10%
	2%	Report sustainability data and achieve an ESG rating	3%
Development	3%	Castle Mountain stage one first gold pour during Q3	6%	Significant targets achieved, or substantially achieved despite impact of COVID-19, including first Castle Mountain gold pour on budget.
	6%	Achieve development metres target for Bermejal underground development.	2%
	4%	Select optimal plant size and announce construction of Los Filos CIL plant	3%
	4%	Update engineering and costs, and start construction of Santa Luz	4%
	3%	Complete Castle Mountain Phase 2 feasibility study	4%

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Category	Weight	Measure	Result	Assessment
Operations	5%	Meet upper half of range for production guidance	5%	Targets achieved or substantially achieved, despite the impact of COVID-19 and other factors.
	5%	Exceed upper end of range for production guidance	3%
	5%	Meet lower half of range for all-in sustaining cost (AISC) guidance	5%
	5%	Achieve below lower end of range for AISC guidance	5%
Finance	3%	Integrate merged offices in Canada and Brazil and implement reporting and systems	5%	Successful integration following Leagold Acquisition.
Exploration/Mineral Resource and Reserve Management	2%	Add 120,000+ ounces of Resources at Mesquite	4%	All measures met or exceeded, including 28% increase in Resources at Mesquite.
	2%	Add 200,000+ ounces of Resources at Aurizona	3%
	6%	Confirm Castle Mountain Phase 2 water resources	6%
Corporate / M&A	20%	Implement identified strategic objectives, including management of COVID-19, and undertake M&A acquisition	38%	Achieved strategic objectives, including closing of the Leagold Acquisition and announcement of Premier transaction.
Share Performance	5%	Share performance vs peers and GDXJ (50/50 split) - achieve top half	5%	Company share performance ranks at the 50th percentile compared to Peer Group and the 54th percentile compared to GDXJ member companies.
	5%	Share performance vs peers and GDXJ (50/50 split) - achieve top quartile	0%

Corporate Objectives for 2021

Category	Weight	Measure
Environment, Social and Governance (ESG)	4%	3.9 TRIFR per million worked hours
	4%	No fatalities
	4%	Reduced significant environmental incidents per million worked hours
	4%	Improve ESG reporting and ratings
	2%	Develop and disclose corporate and site level greenhouse intensity and total emission targets
Development	2%	Start Los Filos CIL plant construction - progress by year end on time and on budget
	10%	Santa Luz construction progress in accordance with schedule to pour first gold in Q1 2022 and within the approved capital budget of $103M
	2%	Complete Aurizona underground prefeasibility study
Operations	17%	Achieve mid-point of gold production guidance
	17%	Achieve mid-point of cash cost performance guidance
Exploration / Mineral Resource and Reserve	7%	Add 400,000 ounces Reserve replacement from exploration
	7%	Add 700,000 ounces Resource growth from exploration
Corporate	20%	Implement identified strategic objectives

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2021 Annual & Special Meeting of Shareholders

Performance Bonus Targets Awards Percentages and Actual Awards

Short-term incentive awards are granted based on the Company’s performance against corporate and individual objectives, both of which are tied to our core strategy. Short-term incentives are calculated as a percentage of base salary and approved by the Board as recommended by the CNG Committee. The bonus ranges were structured around a target bonus opportunity for each NEO in 2020, as follows:

NEO	Target Award (as a % of base salary)	Actual Award ($)	Actual Award (as a % of base salary)

Christian Milau, CEO	100%	703,186	128%
Greg Smith, President	80%	391,477	102%
Peter Hardie, CFO	80%	391,477	102%
Doug Reddy, COO	90%	567,003	111%
Scott Heffernan, EVP Exploration	80%	317,690	101%

Long-term Incentive Awards

NEOs may also be granted RSU and pRSU under our LTI Plan. We believe the mix of these incentive formats provides the best vehicle to attract and retain employees. Through these incentive alternatives, employees are given an opportunity to participate in our future success and are aligned with the interests of our shareholders. The LTI Plan provides guidelines to the Board regarding the grant of RSU and pRSU, which are limited to key management positions that have responsibility for influencing our policy, strategy and the Company’s long-term performance. The LTI can be amended or suspended at any time at the Board’s discretion. The Board can also amend award targets, change performance metrics, and revise the mix of award vehicles.

The LTI Plan provides guidelines for calculating incentive target awards for eligible employees based on their position and potential for long-term contribution to our success. Targets are based on an employee’s base salary and are dependent on the employee’s responsibilities and contribution to our long-term performance.

The formula for the LTI calculation is as follows:

Base Salary x LTI Target % = LTI Target Amount

LTI target percentages and target amounts are detailed in the following table:

NEO	Base Salary ($)	LTI Target (%)	LTI Target Amount ($)

Christian Milau, CEO	549,364	130%	714,174
Greg Smith, President	384,555	120%	461,466
Peter Hardie, CFO	384,555	120%	461,466
Doug Reddy, COO	510,124	90%	459,112
Scott Heffernan, EVP Exploration	313,922	80%	251,138

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2021 Annual & Special Meeting of Shareholders

Stock Options

Equinox Gold will no longer grant stock options and will instead grant a mix of RSU and pRSU, consistent with the LTI Plan. Stock options previously granted will remain valid until they expire.

Stock options were granted in May 2020 in respect of 2019 performance and are disclosed in the Company’s 2019 management information circular in the Summary Compensation Table. Stock options will not be granted in 2021 in respect of 2020 performance.

RSU and pRSU

RSU are granted under the Equinox Gold RSU Plan and may be time-based (RSU) or performance-based (pRSU). The Board considers that RSU and pRSU are an appropriate way to attract and retain NEOs, as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods. The CNG Committee recommends RSU and pRSU awards to the Board after considering input from Management.

For RSU, 50% vest one year after the grant date and the other 50% vests two years after grant. The RSU settle in common shares. There is no pre-determined hold period that requires a holder to hold the shares after an RSU has vested. The Company intends to increase the vesting period to three years for grants to be made in 2022 in respect of 2021 performance.

pRSU vest three years from the grant date. The number of pRSU that vest will depend on Equinox Gold’s performance against the performance criteria described in the pRSU grant notice and can range from 0% to 200% of the number granted, although the Board has discretion to amend the range from 0% to 300% under the Equinox Gold RSU Plan. It has been the Company’s practice in past grants to assign performance criteria comparing the Company’s total shareholder return to either the Peer Group or an index such as the GDXJ.

RSU and pRSU Awards for 2020 Performance

The CNG Committee believes this mix of equity-based awards best rewards corporate and individual performance while aligning the interests of NEOs with those of shareholders. RSU (either time-based or performance-based) reward the NEOs’ success in achieving comparatively better share price performance relative to the wider gold mining industry and achieving certain long-term targets.

RSU granted to NEOs in January 2021 for 2020 performance vest in two equal tranches, as described above. pRSU granted to NEOs in January 2021 for 2020 performance vest three years from grant, and the number of pRSU that vest will be based on assessing the Company’s’ total shareholder return (TSR) over the three-year period starting January 1, 2021 compared to the S&P Global Gold Index.

Total Compensation at Target

The following table shows the total compensation for each NEO for 2020 calculated by adding the base salary, the target Performance Bonus and the LTI target amount.

NEO	Total Compensation at Target ($)
Christian Milau, CEO	1,812,902
Greg Smith, President	1,153,665
Peter Hardie, CFO	1,153,665
Doug Reddy, COO	1,428,347
Scott Heffernan, EVP Exploration	816,198

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Summary Compensation Table

The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2020, 2019 and 2018.

Except as noted below, compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, Equinox Gold has elected to report the amounts paid to NEOs in US dollars as this is the currency that the Company uses for its financial statements.

NEO	Year	Salary	Share-based Awards[1]	Option-based Awards[1]	Non-equity Incentive Plan Compensation ($)		All other compensation	Total Compensation ($)
		($)	($)	($)	Performance Bonus ($)	Long-term Incentive Plans ($)	($)

Christian Milau CEO[2]	2020	522,672	693,489	Nil	703,186	Nil	7,202	1,926,549
	2019	366,225	416,367	102,184	366,225	Nil	4,530	1,255,532
	2018	219,840	238,201	81,617	269,084	Nil	4,141	812,883
Greg Smith President[2]	2020	374,033	448,255	Nil	391,477	Nil	19,162	1,232,927
	2019	308,400	306,575	75,270	291,130	Nil	Nil	981,374
	2018	219,840	238,201	81,617	269,084	Nil	768	809,510
Peter Hardie CFO[2]	2020	374,033	448,255	Nil	391,477	Nil	6,596	1,220,361
	2019	308,400	270,259	66,146	260,290	Nil	3,545	908,640
	2018	197,856	164,908	56,515	235,103	Nil	3,228	657,610
Doug Reddy COO[2]	2020	414,850	446,245	Nil	567,003	Nil	4,751	1,432,849
Scott Heffernan EVP Exploration[2]	2020	304,905	243,224	Nil	317,690	Nil	5,635	871,454
	2019	215,880	162,155	39,688	227,445	Nil	2,794	647,962
	2018	183,200	122,154	41,868	190,568	Nil	2,494	540,284

Notes:

1.	Awards reported valued using the Black Scholes pricing methodology for option awards, consistent with industry practice and reporting in the Company’s financial statements.

Compensation Year	Grant Date	Option or Share Based Award	Closing Price at Grant (C$)	Exercise Price (C$)(a)	Expected Life (years)	Volatility	Discount Rate	Exchange Rate	Award Value (US$)
2020	15-Jan-21	Share	12.8	n/a	n/a	n/a	n/a	0.785	10.05
2019	15-May-20	Share	11.9	n/a	n/a	n/a	n/a	0.710	8.45
2019	15-May-20	Option	n/a	11.8	5	65.15%	0.38%	0.710	4.56
2018	28-Jan-19	Option	n/a	5.25	5	65.71%	1.88%	0.754	2.30
2018	28-Jan-19	Share	5.4	n/a	n/a	n/a	n/a	0.754	4.07
2018	14-Dec-18	Share	4.7	n/a	n/a	n/a	n/a	0.747	3.51
2.	The exercise price of options is determined by the closing price of the Company on the day before the grant date.
3.	Messrs. Milau, Smith and Hardie were appointed to their positions with the Company on March 31, 2017. Mr. Reddy was appointed to his position on September 1, 2020. Before his appointment as COO, Mr. Reddy was Vice President Technical Services of the Company from March 2020, following the Leagold Acquisition.

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2021 Annual & Special Meeting of Shareholders

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2020.

Option-based Awards						Share-based Awards
NEO	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options (US$)[1]	Number of Unvested (#)		Market Value of Unvested (US$)[2]
						RSU	pRSU	RSU	pRSU
Christian Milau, CEO	10-Jan-18	18,000	5.45	30-Jun-22	109,417	-	-	-	-
	10-Jan-18	30,000	5.45	10-Jan-23	182,362	-	-	-	-
	28-Jan-19	35,440	5.25	28-Jan-24	221,012	19,500	19,500	202,217	202,217
	15-May-20	22,400	11.80	15-May-25	24,164	18,500	30,800	191,846	319,398
Greg Smith, President	2-Jun-16	3,100	7.35	2-Jun-21	14,206	-	-	-	-
	10-Jan-18	18,000	5.45	30-Jun-22	109,417	-	-	-	-
	10-Jan-18	30,000	5.45	10-Jan-23	182,362	-	-	-	-
	28-Jan-19	35,440	5.25	28-Jan-24	221,012	39,000	19,500	404,433	202,217
	15-May-20	16,500	11.80	15-May-25	17,799	13,600	22,700	141,033	235,401
Peter Hardie, CFO	10-Jan-18	15,000	5.45	30-Jun-22	91,181	-	-	-	-
	10-Jan-18	28,000	5.45	10-Jan-23	170,205	-	-	-	-
	28-Jan-19	24,540	5.25	28-Jan-24	153,037	13,500	13,500	139,996	139,996
	15-May-20	14,500	11.80	15-May-25	15,642	12,000	20,000	124,441	207,402
Doug Reddy, COO[3]	11-Jul-16	26,480	1.89	11-Jul-26	235,192	-	-	-	-
	28-Apr-17	413,400	8.62	28-Apr-22	1,481,079	-	-	-	-
	6-Feb-19	194,053	6.38	6-Feb-22	1,037,496	-	96,710	-	1,002,890
	15-May-20	14,500	11.80	15-May-25	15,642	12,000	20,000	124,441	207,402
Scott Heffernan, EVP Exploration	10-Jan-18	15,000	5.45	30-Jun-22	91,181	-	-	-	-
	10-Jan-18	28,000	5.45	10-Jan-23	170,205	-	-	-	-
	28-Jan-19	18,180	5.25	28-Jan-24	113,374	-	10,000	-	103,701
	15-May-20	8,700	11.80	15-May-25	9,385	7,200	12,000	74,665	124,441

Notes:

1.	Calculated using the closing price of Equinox Gold’s common shares on the TSX on December 31, 2020 of C$13.17 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.27, as quoted by S&P Global Market Intelligence on December 31, 2020. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold’s common shares on the date of exercise.
2.	Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold’s common shares on the TSX on December 31, 2020 of C$13.17. The amount is then converted at an exchange rate of US$1.00 = C$1.27, as quoted by S&P Global Market Intelligence on December 31, 2020. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.
3.	Mr. Reddy was Senior Vice President Technical Services of Leagold before his appointment as Executive Vice President Technical Services of the Company in March 2020 (Mr. Reddy was appointed to his current position of COO on September1, 2020). Options and share based compensation granted to Mr. Reddy before March 10, 2020 were granted by Leagold and adjusted in accordance with the plan of arrangement for the Leagold acquisition.

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2021 Annual & Special Meeting of Shareholders

Value Vested or Earned During the Year Ended December 31, 2020

NEO	Option-based Awards Value Vested During the Year[1] ($)	Share-based Awards – Value Vested During the Year[2] ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year[3] ($)
Christian Milau	317,251.97	240,295	703,186
Greg Smith	317,251.97	240,295	391,477
Peter Hardie	255,330.31	176,752	391,477
Doug Reddy	7,623,446.43	-	567,003
Scott Heffernan	228,162.60	146,850	317,690

Notes:

1.	Calculated using the closing price of Equinox Gold’s common shares on the TSX on the relevant vesting date converted into US dollars US$1=C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2020.
2.	Calculated using the market value, as defined by the respective plans, of Equinox Gold’s common shares, then converting the Canadian dollars into US dollars at US$1=C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2020.
3.	Amounts shown represent performance-based cash bonus awarded for 2020 performance and were paid on January 31, 2021.

Options Exercised during the Year Ended December 31, 2020

Except as noted in the following table, no options were exercised or sold by the NEOs during the year ended December 31, 2020.

NEO	Options Exercised in 2020	Exercise Price (C$)	Exercise Date	Market Value on Exercise Date (C$)	Value of Exercised Options[1] (US$)	Total Proceedings to the Company[1] (US$)
Greg Smith	16,575	2.15	17/Jun/20	14.13	156,353	28,060
	13,200	13.90	20/Jul/20	15.21	13,616	144,472
Doug Reddy	105,900	8.62	2/Jun/20	12.67	337,713	718,786
	20	8.62	23/Jun/20	15.18	103	136
	41,700	6.38	23/Jun/20	15.18	288,945	209,485
	58,300	6.38	24/Jun/20	14.68	381,016	292,877
	1,000	8.62	6/Jul/20	15.27	5,236	6,787
	50,000	8.62	9/Jul/20	15.79	282,283	339,370
	7,100	8.62	19/Aug/20	17.49	49,588	48,191
	25,000	8.62	21/Aug/20	16.78	160,630	169,685

Notes:

1.	Converted into US dollars US$1=C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2020.

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2021 Annual & Special Meeting of Shareholders

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, and rights[1]	Weighted-average exercise price of outstanding options, and rights (C$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)[2,3,4,5]
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	6,245,176	7.45 [6]	3,747,388
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	6,245,176	7.45	3,747,388

Notes:

1.	Represents the aggregate number of common shares of Equinox Gold reserved for issuance on exercise of outstanding Options, upon the vesting of outstanding RSU and pRSU (assuming maximum performance), being 2,919,070 common shares upon the exercise of outstanding Options, 854,506 common shares upon the vesting of RSU and 591,600 common shares upon the vesting of pRSU (assuming maximum performance) and 1,880,000 common shares from the vesting of pRSU granted to Mr. Beaty.
2.	11,342,826 common shares, representing 10% of Equinox Gold issued and outstanding common shares as of November 25, 2019, were reserved for future issuance under the Stock Option Plan and the RSU Plan (TSX Listing Application).
3.	Represents the aggregate number of common shares remaining available for future issuance under the Stock Option Plan and the RSU Plan as at December 31, 2020, after taking into account the number of common shares issuable upon the exercise of outstanding Options, the vesting of RSU and pRSU that can be satisfied in shares (assuming maximum performance), being 1,423,756 common shares under the Stock Option Plan and 2,323,632 common shares under the RSU Plan. Units issued under the RSU plan cannot exceed 7,000,000, and when combined with stock options granted, 10% of shares outstanding. Equinox Gold is no longer issuing stock options.
4.	The aggregate number of common shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Corporation, other than the RSU Plan, cannot exceed approximately 4.67% of the number of common shares issued and outstanding (on a non-diluted basis).
5.	The aggregate number of common shares that can be reserved for issuance under the RSU Plan in respect of all unvested RSU and pRSU cannot exceed 7,000,000 number of common shares (approx. 2.89% of the number of common shares issued and outstanding (on a non-diluted basis) as at December 31, 2020).
6.	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the RSU outstanding under the RSU Plan.

Option-Based Awards

The shareholders of the Company adopted the Equinox Gold Option Plan on July 26, 2018, which was subsequently amended and restated on May 1, 2019 at a meeting of shareholders. In connection with the Company’s graduation to the TSX, the Board amended the Equinox Gold Option Plan, with such amendments effective on October 30, 2019. The amendments to the Equinox Gold Option Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. The Equinox Gold Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors or consultants of Equinox Gold or any affiliate of Equinox Gold (Eligible Participants), to have equity participation in the Company through the acquisition of shares. In 2020 it was determined that the Company will no longer issue stock options.

The following is a summary of certain material terms of the Equinox Gold Option Plan. All outstanding stock options of the Company (Options) under the existing Equinox Gold Option Plan are governed by such terms.

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2021 Annual & Special Meeting of Shareholders

The Equinox Gold Option Plan is administered by the Board. Pursuant to the Equinox Gold Option Plan, the Company may issue Options from time to time, with the aggregate number of Options issuable, together with the aggregate number of securities issuable to insiders under any other share compensation arrangement, not to exceed 10% of the issued and outstanding common shares of the Company on a non-diluted basis. As of the date of this Circular, there were 2,919,070 Options outstanding, representing approximately 1.2% of the Equinox Gold shares outstanding. The Equinox Gold Option Plan is considered an “evergreen” plan, since the shares covered by Options that have been exercised shall be available for subsequent grants under the Equinox Gold Option Plan and the number of Options available to grant increases as the number of issued and outstanding shares of the Company increases.

The Equinox Gold Option Plan has been used to provide Options that are awarded based on the recommendations of the Board, the level of responsibility of the executive and his or her past impact on or contribution to, and/or his or her ability in future to have an impact on or to contribute to the longer-term performance of the Company. In determining the number of Options to be granted to the Company’s Eligible Participants, the Board considered the number of Options, if any, previously granted to each Eligible Participant and the exercise price of any outstanding Options to ensure that such grants were in accordance with the policies of the TSX or any other stock exchange on which Equinox Gold shares may then be listed and to closely align the interests of the Eligible Participants with the interests of shareholders. The Board determined the exercise price and vesting provisions of all stock option grants at the time the Option is granted.

The following is a summary of key elements of the Equinox Gold Option Plan:

•	Eligibility. Officers, directors, consultants, and employees of the Company and its affiliates shall be eligible for grants under the Equinox Gold Option Plan, as determined by the Board. In 2020 it was determined the Company would no longer issue Options.
•	Exercise price. The exercise price of each Option granted shall not be less than the closing market price of the Equinox Gold shares on the trading day before the Option is granted.
•	Insider participation. If and for so long as the Company’s shares are listed on the TSX: (i) the number of shares issuable to insiders under the Equinox Gold Option Plan, together with the aggregate number of Equinox Gold shares issuable to insiders under any other share compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding share capital on a non-diluted basis; (ii) the number of shares issued to insiders under the Equinox Gold Option Plan, together with the aggregate number of shares issued to insiders under any other share compensation arrangement, within any one year period shall not exceed 10% of the Company’s total issued and outstanding share capital on a non-diluted basis; (iii) the number of Options granted to non-executive directors under the Equinox Gold Option Plan, in combination with all other equity awards granted to non-executive directors under any other share compensation arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per non-executive director, provided that the total value (based on Black-Scholes as determined by the Board) of Options issuable to any one non-employee director in any one year period shall not exceed C$100,000; and (iv) the aggregate number of shares reserved for issuance to non-employee directors under the Equinox Gold Option Plan shall not exceed 1.0% of the total number of issued and outstanding shares.
•	Term. The Board will set the term of an Option at the time a grant is made under the Equinox Gold Option Plan but in no event shall an Option be exercisable more than ten years from the date it is granted. The term may be extended by up to 10 business days if the Option expires during a Blackout Period imposed (as defined below) by the Company.
•	Vesting. At the time of a grant of an Option under the Equinox Gold Option Plan, the Board will set the time in which the option will vest.
•	Exercise of Options. Options under the Equinox Gold Option Plan may be exercised by providing written notice to the Company and by payment of the exercise price in Canadian funds.
•	Assignability. Options granted under the Equinox Gold Option Plan cannot be transferred or assigned by an option holder (Optionee) thereof other than by will or the laws of descent and distribution.

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2021 Annual & Special Meeting of Shareholders

•	Termination. Options under the Equinox Gold Option Plan shall terminate at the earliest of the following dates:
i.	the termination date specified for such Option with certain exceptions;
ii.	where the Optionee’s position as an employee, consultant, director or officer of the Company or any affiliate has been terminated for just cause, the date of such termination of just cause;
iii.	where the Optionee’s position as an employee, consultant, officer or director of the Company or any affiliate terminated for a reason other than the Optionee’s disability, death or termination for just cause, 90 days after such date of termination, provided that if an Optionee’s position with the Company changes from one of the said categories to another category, such change shall not constitute termination under the Equinox Gold Option Plan. For greater certainty, the date of termination is the last day the Optionee provided actual services to the Company and does not include any period of additional notice at contract, common law or otherwise; and
iv.	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of the Equinox Gold Option Plan.

•	Amendment. The Board shall have the authority, including but not limited to:
i.	correct any defect, supply any information or reconcile any inconsistency in the Equinox Gold Option Plan;
ii.	prescribe, amend and rescind rules and regulations relating to the administration of the Equinox Gold Option Plan; and
iii.	make all other determinations necessary or advisable for administration of the Equinox Gold Option Plan.

The Board may, without shareholder approval, subject to regulatory policies and approval:

i.	make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, error or omission in the Equinox Gold Option Plan;
ii.	change the provisions relating to the manner of exercise of Options including adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Equinox Gold shares from the maximum number reserved for issuance under the Equinox Gold Option Plan provided that no such change may change or add any form of financial assistance provided by the Company
iii.	change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend the term of Options granted to insiders (except as otherwise provided in the Equinox Gold Option Plan);
iv.	change the provisions for termination of Options so long as the change does not permit the Company to grant an Option with a term of more than ten years or extend the term of an outstanding Option granted to an insider (except as otherwise provided in the Equinox Gold Option Plan); and
v.	make any addition to, deletion from or alteration of the provisions of the Equinox Gold Option Plan that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Equinox Gold Option Plan.

provided that the Board may not do any of the following without obtaining shareholder approval:

i.	amend the non-executive director participation limits;
ii.	reduce the exercise price of Options granted any Optionee;
iii.	cancel and reissue Options or substitute Options with other awards or cash;
iv.	modify the provisions limiting the participation of insiders;

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2021 Annual & Special Meeting of Shareholders

v.	extend the term of the Options granted to any Optionee, subject to certain exceptions;
vi.	increase the maximum number of Equinox Gold shares issuable under the Equinox Gold Option Plan to exceed 10% of the issued common shares of the Company outstanding at the time of grant, determined in accordance with the Equinox Gold Option Plan;
vii.	modify the provisions to allow for the transfer or assignment of Options granted other than in the event of death and/or disability;
viii.	change the class of participants eligible to participate under the Equinox Gold Option Plan; and
ix.	modify the provisions for amendment of the Equinox Gold Option Plan.

•	Effect of Amalgamation, Merger or Arrangement. If the Company amalgamates, merges or enters into a plan of arrangement with or into another Company, any Equinox Gold shares receivable on the exercise of an option shall be converted into the securities, property or cash which the Optionee would have received if they had exercised their option immediately before the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board.
•	Acceleration on Change of Control. Upon a change of control, all Options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.
•	Effect of a Takeover. If a bona fide offer for Equinox Gold shares is made to an Optionee or to shareholders generally, which offer constitutes a takeover bid, any option held by an Optionee may be exercised in whole or in part so as to permit the Optionee to tender the Equinox Gold shares received upon such exercise.

Share-based Awards

The shareholders of the Company adopted the Equinox Gold RSU Plan on July 26, 2018, which was subsequently amended and restated on May 1, 2019 at a meeting of shareholders. In connection with the Company’s graduation to the TSX, the Board amended the Equinox Gold RSU Plan, with such amendments effective on October 30, 2019. The amendments to the Equinox Gold RSU Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. The Equinox Gold RSU Plan provides that RSU may be granted by the Board, which administers the Equinox Gold RSU Plan, to certain employees, consultants, directors and officers (Eligible Persons) from time to time as a discretionary payment to recognize and reward significant contributions to the long-term success of the Company, including to align the Eligible Persons’ interests more closely with the shareholders of the Company. The Board intends to use RSU issued under the Equinox Gold RSU Plan, as well as the Options issued under the Equinox Gold Option Plan as part of the Company’s overall executive compensation plan. Since the value of RSU increase or decrease with the price of the Equinox Gold shares, RSU reflect a philosophy of aligning the interests of holders there with those of the shareholders by tying compensation to share price performance. In addition, RSU assist in the retention of qualified and experienced persons by rewarding those individuals who make a long-term commitment.

The following is a summary of certain material terms of the existing Equinox Gold RSU Plan. All outstanding Equinox Gold RSU under the existing Equinox Gold RSU Plan are governed by the terms set forth therein.

Pursuant to the terms of the Equinox Gold RSU Plan, the maximum number of Equinox Gold shares that may be reserved for issuance under the Equinox Gold RSU Plan shall not exceed 7,000,000 Equinox Gold shares, or such greater number of Equinox Gold shares as shall have been duly approved by the Board and, if required by the policies of the TSX or any other stock exchange on which the Equinox Gold shares of the Company may then be listed, by the shareholders of the Company.

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2021 Annual & Special Meeting of Shareholders

The number of Equinox Gold shares that may be reserved for issuance under the Equinox Gold RSU Plan in combination with the aggregate number of Equinox Gold shares which may be issuable under any and all of the Company’s equity incentive plans in existence from time to time, including the Equinox Gold RSU Plan, shall not exceed 10% of the total number of issued and Equinox Gold shares on a non-diluted basis, or such greater number of Equinox Gold shares as shall have been duly approved by the Board and, if required by the policies of the TSX or any other stock exchange on which the Equinox Gold shares may then be listed, by the shareholders of the Company.

If and for so long as the Company’s common Shares are listed on the TSX:

i.	the number of Equinox Gold shares issuable to insiders, at any time, under the Equinox Gold RSU Plan and any other share compensation arrangement, shall not exceed 10% of the total number of issued and outstanding Equinox Gold shares on a non-diluted basis; and
ii.	the number of Equinox Gold shares issuable to insiders, within any one-year period, under the Equinox Gold RSU Plan and any other share compensation arrangement, shall not exceed 10% of the total number of issued and outstanding Equinox Gold shares on a non-diluted basis.

The number of RSU granted to non-executive directors under the Equinox Gold RSU Plan, in combination with all other equity awards granted to directors under any other share compensation arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per director, provided that the total value (based as determined by the Board) of Options issuable to any one director in any one year period shall not exceed C$100,000. The aggregate number of Equinox Gold shares reserved for issuance to non-executive directors under the Equinox Gold RSU Plan shall not exceed 1.0% of the total number of issued and outstanding Equinox Gold shares. Certain RSU are subject to a maximum multiplier of three such that one RSU may equate to more than one Equinox Gold share upon redemption. The value of the multiplier is subject to performance based criteria and the fair market value of the Equinox Gold shares at the time of redemption. The Board determines the vesting provisions of all RSU at the time the RSU is granted. RSU granted under the Equinox Gold RSU Plan cannot be transferred or assigned. Unless redeemed earlier in accordance with the Equinox Gold RSU Plan, the RSU of each Eligible Person will be redeemed on or about each applicable Redemption Date (as defined below) or, if applicable, at a later Deferred Payment Date(s) (as defined below) for Equinox Gold shares, as determined by the Board, for an amount equal to the number of RSU that have vested on the Redemption Date(s) or Deferred Payment Date(s), as the case may be. The “Redemption Date” in respect of any RSU means: the date as determined by the CNG Committee in its sole discretion, or if no date is set, the third anniversary of the grant date on which such RSU was granted to the Eligible Person, unless there is a Change of Control (as defined in the Equinox Gold RSU Plan), the Equinox Gold RSU Plan is terminated or upon an Eligible Person’s death or termination of employment. Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Equinox Gold shares to until a Deferred Payment Date. The “Deferred Payment Date” in respect of any RSU means the date for an Eligible Person under the Equinox Gold RSU Plan after the Redemption Date and not later than the Eligible Person’s Retirement Date (as defined below) to which the Eligible Person has elected to defer receipt of Equinox Gold shares. “Retirement” in respect of an Eligible Person means the Eligible Person ceasing to be an employee, director, contractor or officer after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent, and “Retirement Date” means the date an Eligible Person reaches Retirement.

In addition, in the event the Redemption Date, determined in accordance with the Equinox Gold RSU Plan, occurs during a Blackout Period (as defined below) applicable to the relevant Eligible Person, then the Redemption Date is the date that is the 10th business day after the expiry of the Blackout Period. “Blackout Period” means a period of time formally imposed by the Company, pursuant to the Company’s policies, upon certain designated persons during which those persons may not trade in any securities of the Company.

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The Equinox Gold RSU Plan also sets forth certain rules and limitations applicable to an award of RSU issued to a designated employee who is subject to taxation in the United States (a “US Grantee”). If any US Grantee desires to elect a Deferred Payment Date, then such US Grantee must do so in writing pursuant to a payment deferral election form on or before December 31 of the calendar year before the calendar year of the grant, provided that, the Deferred Payment Date may be specified at any time before the grant date if the award requires the participant’s continued service for not less than 12 months after the grant date in order to vest such award, subject to applicable US legislation.

Under the Equinox Gold RSU Plan, the Board may from time to time amend or revise the terms of the Equinox Gold RSU Plan, including amendments to the provisions of the Equinox Gold RSU Plan respecting administration and respecting the terms and conditions on which RSU may be granted, as may be necessary to ensure that the Equinox Gold RSU Plan complies with the applicable regulatory requirements or are of a “housekeeping “ nature. Shareholder approval is required for any amendments that: (a) amends the non-executive director participation limits; (b) extends the term of any RSU; (c) permits RSU to be transferable or assignable (other than by will or the laws of decent and distribution); (d) amends the eligibility for participation under the Equinox Gold RSU Plan; (e) removes or exceeds the participation limits for insiders; (f) cancels or reissues any RSU or substitutes RSU with other awards or cash; and (g) amends the amendment provisions of the Equinox Gold RSU Plan.

If an Eligible Person is terminated by the Company for cause, or if an Eligible Person voluntarily terminates employment for any reason or resigns as a director, as applicable, before the Redemption Date, all of the Eligible Person’s RSU will be cancelled and no amount will be paid by the Company to the Eligible Person in respect of the RSU so cancelled. Any RSU outstanding after a Redemption Date for which an Eligible Person who is terminated as set out in this paragraph has elected a Deferred Payment Date should be redeemed for an equal number of Equinox Gold shares as soon as possible. The RSU of an Eligible Person that have vested on the applicable date, other than a director, who is involuntarily terminated by the Company for reasons other than cause, will be redeemed for a number of Equinox Gold shares equal to the number of RSU then held by the Eligible Person. The RSU of a director, who is not re-elected at an annual or special meeting of shareholders will be redeemed for such number of Equinox Gold shares equal to the number of RSU that have vested on the Redemption Date.

In the event of a Change of Control (as defined in the Equinox Gold RSU Plan), the Company will redeem 100% of the RSU granted to the Eligible Persons and outstanding under the Equinox Gold RSU Plan as soon as reasonably practical, but no later than thirty days following the Redemption Date for a number of Equinox Gold shares equal to the number of RSU then held by the Eligible Persons.

As of March 11, 2021, there were 242,646,142 Equinox Gold shares issued and outstanding. Subject to the policies of the TSX, the maximum number of Equinox Gold shares that may be issued under the Equinox Gold RSU Plan will be 7,000,000 representing approximately 2.88% of the Company’s issued and outstanding common shares as of March 11, 2021. There are 1,256,641 Equinox Gold shares available for future issuance under RSU Plan, after taking into account the number of common shares issuable upon the vesting of RSU and pRSU (assuming maximum performance) granted.

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2021 Annual & Special Meeting of Shareholders

Annual Burn Rate Under Equity Compensation Plans

The following sets forth the total number of Options and RSU granted in each of the past three years (to all Eligible Participants), and the potential dilutive effect such awards have assuming that each is paid out in Equinox Gold shares.

Period[1]	RSU Granted	Options Granted	Weighted Average Equinox Gold Shares Outstanding
	(Burn Rate)[2]	(Burn Rate)[2]
2020	760,900 (0.4%)	0	212,487,729
2019	722,100 (0.6%)	196,198 (0.2%)	112,001,484
2018	1,821,572 (2.0%)	392,164 (0.4%)	92,341,128

Notes:

1.	Period includes all Options and RSU granted during the relevant calendar year, together with Options and RSU granted for performance in that calendar year (e.g., RSU granted in January 2021 for 2020 performance are recorded for 2020).
2.	The burn rate for a given year is calculated by dividing the number of Options or RSU granted during the year or for performance during that year, by the weighted average number of Equinox Gold shares outstanding during the year.
3.	Certain RSU are subject to a maximum multiplier ranging from 1.5 to 2.0 such that one RSU may equate to more than one Equinox Gold share upon redemption. In addition, Mr. Beaty was granted 800,000 RSU on August 2, 2018 with specific share price performance criteria that if all are achieved, could result in a total of up to 1,880,000 shares being issued (refer to page 45 for more details). The value of the multiplier is subject to performance-based criteria and the fair market value of the Equinox Gold shares at the time of redemption.

The total annual burn rate of all the combined equity awards (excluding the RSU multiplier) granted in each year 2020, 2019 and 2018, is 0.4%, 0.8% and 2.4%, respectively. The total annual burn rate of all the combined equity awards (assuming the relevant maximum RSU multiplier) granted in each year 2020, 2019, and 2018, is 0.5%, 1.0% and 3.6%, respectively.

Employment, Consulting and Management Agreements

Other than the employment agreements listed below, the Company does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or that is payable in respect of services provided to the Company or any of its subsidiaries that were: (a) performed by an NEO or director of the Company; or (b) performed by any other party which provided services that are typically provided by a NEO or a director of the Company.

NEO	Title	Effective Date of Employment Agreement[1]	Key Terms of NEO Employment Agreements
Christian Milau	CEO	March 10, 2020	The duties to be performed by each NEO are prescribed by their respective agreements and positions. The terms of each NEO’s employment agreement are for an indefinite period and provide for, amongst other things, a base salary (which may be adjusted annually by the Board), discretionary bonus, and extended benefits. In addition, each employment agreement contains provisions for compensation in the event of the termination of the relevant NEO or in the event of a change of control of the Company as more particularly described under the heading “Termination and Change of Control Benefits” which follows.
Greg Smith	President	March 10, 2020
Peter Hardie	CFO	March 10, 2020
Doug Reddy	COO	July 1, 2020
Scott Heffernan	EVP Exploration	March 10, 2020

Notes:

1.	Reflects the effective date of each NEO’s current employment agreement. Mr. Reddy was originally employed by Leagold on September 8, 2016 and became Vice President Technical Services of the Company in March 2020, following the Leagold acquisition. He was subsequently appointed COO effective September 1, 2020. The effective date of Messrs. Milau, Hardie and Heffernan’s original employment agreements with the Company was May 31, 2017 and Mr. Smith’s was March 31, 2017.

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2021 Annual & Special Meeting of Shareholders

Termination and Change of Control Benefits

The Company at December 31, 2020 had employment agreements in place with each NEO that provide for payments, following or in connection with any termination (whether voluntary, involuntary or for Cause), resignation, retirement, a Change of Control of the Company or its subsidiaries or a change in responsibilities of the NEOs following a Change of Control (each a “Termination Event”).

For the purposes of this section, “Cause” means circumstances in which the Executive: (i) materially breaches their duties under this Agreement, including any applicable law, regulation, rule, or Equinox Gold’s written policies and procedures; (ii) engages in conduct which is demonstrably detrimental to the reputation of Equinox Gold; (iii) commits an act of fraud or material dishonesty in connection with their employment under this Agreement; or (iv) otherwise engages in any act or omission which would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

A “Change of Control” means:

(a)	any sale, reorganization, amalgamation, merger or other transaction or series of transactions as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholders agreement or otherwise) becomes the owner, legal or beneficial, directly or indirectly, of fifty percent (50%) or more of the common shares of Equinox Gold or exercises control or direction over fifty percent (50%) or more of the common shares of Equinox Gold (other than solely involving Equinox Gold and one or more of its affiliates); or
(b)	a sale, lease or other disposition of greater than 50% of the fair market value of the property or assets of Equinox Gold other than a sale, lease or other disposition to an affiliate(s) or subsidiary(s) of Equinox Gold; or
(c)	a change in the composition of the Board occurring at a meeting of the shareholders of Equinox Gold, such that individuals who are members of the Board immediately prior to such meeting cease to constitute a majority of the Board without the Board (as constituted immediately prior to such meeting) approving of such change.

The following table summarizes the material terms and conditions that apply on the occurrence of a Termination Event. As used in the table Termination Date means the effective date of the termination of the employment of an NEO.

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control [2,3]	Death
Severance[1]	None	None	1.5 x NEO’s Base Salary on the Termination Date plus 1.5 x NEO’s Annual Target Bonus plus 5% of 1.5 x NEO’s Base Salary in lieu of benefits	2 x NEO’s Base Salary on the Termination Date plus 2 x NEO’s Annual Target Bonus plus 5% of 2 x NEO’s Base Salary in lieu of benefits	None
Salary	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date

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2021 Annual & Special Meeting of Shareholders

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control [2,3]	Death
Annual Incentive Bonus	None	None	None (see “Severance” section above.	None (see “Severance” section above.	Any bonus or incentive that is determined should be awarded under the bonus plan
pRSU	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are vested	Unvested pRSU are forfeited
RSU	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are vested	Unvested RSU are forfeited
Options	Unvested options are forfeited	Unvested options are forfeited	Dealt with in accordance with plan	Unvested options are vested	Dealt with in accordance with plan
Benefits	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date
1.	Severance will be in full and final settlement of any and all claims of any kind the NEO may have arising out of their employment with the Company and such Termination Event and, as a precondition to receipt of the Severance, the NEO will execute a release in favour of the Company stating that the NEO will have no action, cause of action, claim or demand of any kind whatsoever against the Company, or any of its respective directors, officers, employees or agents of the Company as a consequence of such Termination Event.
2.	Applies to any termination instigated by the Company or where the NEO resigns from the Company within 30 days of an adverse role change during the 12-month period immediately following a Change of Control.
3.	Mr. Heffernan’s severance in the event of a change of control is as follows: 1.5 x Base Salary on the Termination Date plus 1.5 x Annual Target Bonus plus 5% of 1.5 x Base Salary in lieu of benefits.

The following table sets out the estimated value of incremental payments, payables, and benefits that each NEO would have been entitled to receive if they had been terminated effective December 31, 2020 due to the relevant termination event.

NEO	Termination Event
	Termination Without Cause ($)	Change of Control[1] ($)
Christian Milau	1,689,295	2,252,394
Greg Smith	1,067,140	1,422,854
Peter Hardie	1,067,140	1,422,854
Doug Reddy	1,492,113	1,989,484
Scott Heffernan	871,135	871,135

Notes:

1.	Assumes termination effective December 31, 2020 is within 12-month period immediately following a Change of Control.

Pension Plan Benefits

No pension or retirement benefit plans or deferred compensation plans have been instituted by the Company.

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2021 Annual & Special Meeting of Shareholders

ADDITIONAL INFORMATION

Additional information relating to Equinox Gold and its business activities including financial information provided in Equinox Gold’s annual audited consolidated financial statements and related MD&A for the financial year ended December 31, 2020 is available on SEDAR and EDGAR and on the Company’s website. Shareholders may also contact the Company at 1-833-EQXGOLD (1-833-379-4653) in North America or 1-604-558-0560 if International, to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for each item on the proxy form will be available on SEDAR, on EDGAR and on the Company’s website.

Shares and Principal Shareholders

The Company is authorized to issue an unlimited number of Equinox Gold shares without par value. As at March 11, 2021, there were 242,646,142 Equinox Gold shares issued and outstanding, each carrying the right to one vote per share.

To the knowledge of the directors and NEOs of the Company, except as noted below, no person, firm or company beneficially owned, controlled or directed, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at the Record Date.

Name[1]	Number of Shares[2]	Percentage of Outstanding Shares
Van Eck Associates Corporation	29,904,993	12.32%

Notes:
1. Shares held by Van Eck controlled funds, including the VanEck Vectors Gold Miners ETF and the VanEck Vectors Junior Gold Miners ETF.
2. www.bdcorporate.ipreo.com

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers at any time since January 1, 2020, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of our executive officers, directors, employees or former executive officers, directors or employees of the Company or any of our subsidiaries is indebted to the Company or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of our subsidiaries. Similarly, the Company was not indebted to any of its directors, officers or employees during 2020 except as disclosed below.

On August 2, 2018, the Company entered into a standby loan arrangement, as amended December 30, 2019 and March 27, 2020 (the Beaty Loan) with Ross Beaty, for up to $12 million. The Beaty Loan was in relation to Anfield Gold’s disposal of its Coringa project (the Coringa Disposal) and the remaining $12 million receivable under the Coringa Disposal. The Company repaid the Beaty Loan in full in June 2020.

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2021 Annual & Special Meeting of Shareholders

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since January 1, 2020, or in any proposed transaction, which has materially affected or will materially affect the Company or any of our subsidiaries.

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Schedule “A” - Article Amendments

ARTICLES

OF

EQUINOX GOLD CORP.

Corporation No.: BC0786377

Formerly, Trek Mining Inc. (Mar 31, 2017 – Dec 22, 2017)

Formerly, JDL Gold Corp. (Oct 6, 2016 – Mar 31, 2017)

Formerly, Lowell Copper Ltd. (Jul 9, 2013 – Oct 6, 2016)

Formerly, Waterloo Resources Ltd. (Incorporation – Jul 9, 2013)

WATERLOO RESOURCES LTD.

(the “Company”)

The Company has as its articles the following articles.

Full name and signature of each incorporator	Date of signing

/s/ “Paul. A Visosky” ________________________________ PAUL A. VISOSKY	March 23, 2007

Incorporation number: BC0786377

Waterloo Resources Ltd.

(the “Company”)

ARTICLES

1.	Interpretation	1
2.	Shares and Share Certificates	1
3.	Issue of Shares	3
4.	Share Registers	4
5.	Share Transfers	4
6.	Transmission of Shares	5
7.	Purchase of Shares	6
8.	Borrowing Powers	6
9.	Alterations	7
10.	Meetings of Shareholders	8
11.	Proceedings at Meetings of Shareholders	10
12.	Votes of Shareholders	14
13.	Directors	17
14.	Election and Removal of Directors	19
~~15.~~	~~Alternate Directors~~	21
15~~6~~.	Powers and Duties of Directors	21
16~~7~~.	Interests of Directors and Officers	22
17~~8~~.	Proceedings of Directors	23
118~~9~~.	Executive and Other Committees	25
19~~20~~.	Officers	26
20~~1~~.	Indemnification	27
21~~2~~.	Dividends	28
22~~3~~.	Accounting Records and Auditors	30
23~~4~~.	Notices	30
24~~5~~.	Seal	32
25~~6~~.	Prohibitions	33

1.       Interpretation

1.1       Definitions

In these Articles, unless the context otherwise requires:

(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;
(2)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;
(3)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;
(4)	“legal personal representative” means the personal or other legal representative of a shareholder;
(5)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;
(6)	“seal” means the seal of the Company, if any.

1.2       Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.       Shares and Share Certificates

2.1       Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2       Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3       Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4       Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5       Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and
(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6       Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and
(2)	any indemnity the directors consider adequate.

2.7       Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8       Certificate Fee

There must be paid as a fee to the Company for the issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any, determined by the directors, which must not exceed the amount prescribed under the Business Corporations Act.

2.9       Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.       Issue of Shares

3.1       Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2       Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3       Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4       Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:
(a)	past services performed for the Company;
(b)	property;
(c)	money; and
(2)	the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5       Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.       Share Registers

4.1       Central Securities Register and Any Branch Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2       Closing Register

The Company must not at any time close its central securities register.

5.       Share Transfers

5.1       Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1)	a duly signed instrument of transfer in respect of the share;
(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;
(3)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and
(4)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

For the purpose of this Article, delivery or surrender to the transfer agent or registrar which maintains the Company’s central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2       Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3       Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4       Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or
(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5       Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6       Transfer Fee

There must be paid as a fee to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.       Transmission of Shares

6.1       Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or, in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of the shareholder, the directors may require a declaration of transmission made by the legal personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2       Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.       Purchase of Shares

7.1       Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2       Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or
(2)	making the payment or providing the consideration would render the Company insolvent.

7.3       Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the directors may, subject to any special rights and restrictions attached to such class of shares, determine the manner in which the shares to be redeemed shall be selected.

7.4       Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;
(2)	must not pay a dividend in respect of the share; and
(3)	must not make any other distribution in respect of the share.

8.       Borrowing Powers

8.1       Powers of the Company

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;
(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2       Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

9.       Alterations

9.1       Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)	by directors’ resolution or by ordinary resolution, in each case as determined by the directors:
(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
(d)	if the Company is authorized to issue shares of a class of shares with par value:
(i)	decrease the par value of those shares; or
(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
(e)	change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or
(f)	alter the identifying name of any of its shares; and
(2)	by ordinary resolution otherwise alter its shares or authorized share structure;

and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

9.2       Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)	by directors’ resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares if none of those shares have been issued; and
(2)	by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued,

and alter its Notice of Articles and Articles accordingly.

9.3       Change of Name

The Company may by directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name and may, by directors’ resolution or ordinary resolution, in each case as determined by the directors, adopt or change any translation of that name.

9.4       Other Alterations

The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(1)	by directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors’ powers, control or authority; and
(2)	if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

10.       Meetings of Shareholders

10.1       Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2       Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3       Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4       Location of Meetings of Shareholders

A meeting of the Company may be held:

(1)	in the Province of British Columbia;
(2)	at another location outside British Columbia if that location is:
(a)	approved by resolution of the directors before the meeting is held; or
(b)	approved in writing by the Registrar of Companies before the meeting is held.

10.5       Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;
(2)	otherwise, 10 days.

10.6       Notice of Resolution to which Shareholders May Dissent

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days; or
(2)	otherwise, 10 days.

10.7       Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days; or
(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8       Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.9       Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.10       Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1)	state the general nature of the special business; and
(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice ; and
(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.       Proceedings at Meetings of Shareholders

11.1       Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;
(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;
(b)	consideration of any financial statements of the Company presented to the meeting;
(c)	consideration of any reports of the directors or auditor;
(d)	the setting or changing of the number of directors;
(e)	the election or appointment of directors;
(f)	the appointment of an auditor;
(g)	the setting of the remuneration of an auditor;
(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and
(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2       Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3       Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is ~~one person~~ at least two persons present or represented by proxy holding 33% or more of the shares entitled to vote at the meeting of shareholders.

11.4       Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxyholder entitled to vote at the meeting.

11.5       Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6       Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and
(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7       Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the meeting shall be terminated.

11.8       Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or
(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9       Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10       Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11       Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12       Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.13       Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a po11 is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14       Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15       Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, does not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16       Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:
(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and
(b)	in the manner, at the time and at the place that the chair of the meeting directs;
(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and
(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.17       Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18       Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19       Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20       No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21       Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22       Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.       Votes of Shareholders

12.1       Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and
(2)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2       Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3       Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or
(2)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4       Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5       Representative of a Corporate Shareholder

11 a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:
(a)	at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or
(b)	by the chair of the meeting at the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;
(2)	if a representative is appointed under this Article 12.5:
(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and
(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6       Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7       Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8       Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9       When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;
(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or
(3)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10       Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or
(2)	unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or any adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11       Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or
(2)	at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given or has been taken.

12.12       Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]
[Signature of shareholder]
[Name of shareholder - printed]

12.13       Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or
(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14       Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;
(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15       Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.       Directors

13.1       First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8 is set at:

(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;
(2)	if the Company is a public company, the greater of three and the most recently set of:
(a)	the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and
(b)	the number of directors set under Article 14.4;
(3)	if the Company is not a public company, the most recently set of:
(a)	the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and
(b)	the number of directors set under Article 14.4.

13.2       Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;
(2)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number,

then the directors, subject to Article 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3       Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4       Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5       Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6       Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7       Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8       Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.       Election and Removal of Directors

14.1       Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and
(2)	those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2       Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;
(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or
(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3       Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	when his or her successor is elected or appointed; and
(4)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4       Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5       Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6       Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7       Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8       Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or
(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9       Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;
(2)	the director dies;
(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or
(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10       Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11       Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

~~15.       ALTERNATE DIRECTORS~~

~~15.1       Appointment of Alternate Director~~

~~Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.~~

~~15.2       Notice of Meetings~~

~~Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.~~

~~15.3       Alternate for More Than One Director Attending Meetings~~

~~A person may be appointed as an alternate director by more than one director, and an alternate director:~~

~~(1)~~	~~will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;~~
~~(2)~~	~~has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;~~
~~(3)~~	~~will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and~~
~~(4)~~	~~has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.~~

~~15.4       Consent Resolutions~~

~~Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.~~

~~15.5       Alternate Director Not an Agent~~

~~Every alternate director is deemed not to be the agent of his or her appointor.~~

~~15.6       Revocation of Appointment of Alternate Director~~

~~An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.~~

~~15.7       Ceasing to be an Alternate Director~~

~~The appointment of an alternate director ceases when:~~

~~(1)~~	~~his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;~~
~~(2)~~	~~the alternate director dies;~~
~~(3)~~	~~the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;~~
~~(4)~~	~~the alternate director ceases to be qualified to act as a director; or~~
~~(5)~~	~~his or her appointor revokes the appointment of the alternate director.~~

~~15.8       Remuneration and Expenses of Alternate Director~~

~~The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.~~

~~16.~~15.       Powers and Duties of Directors

~~16.1~~15.1       Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

~~16.2~~15.2       Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

~~17.~~16.       Interests of Directors and Officers

~~17.1~~16.1       Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

~~17.2~~16.2       Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

~~17.3~~16.3       Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

~~17.4~~16.4       Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

~~17.5~~16.5       Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

~~17.6~~16.6       No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

~~17.7~~16.7       Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

~~17.8~~16.8       Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

~~18.~~17.       Proceedings of Directors

~~18.1~~17.1       Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

~~18.2~~17.2       Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

~~18.3~~17.3       Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;
(2)	in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or
(3)	any other director or officer chosen by the directors if:

(a)	neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;
(b)	neither the chair of the board nor the president is willing to chair the meeting; or
(c)	the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

~~18.4~~17.4       Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)	in person;
(2)	by telephone; or
(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

~~18.5~~17.5       Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

~~18.6~~17.6       Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors ~~and the alternate directors~~ by any method set out in Article 23.1 or orally or by telephone.

~~18.7~~17.7       When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director ~~or an alternate director~~ if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or
(2)	the director ~~or alternate director, as the case may be,~~ has waived notice of the meeting.

~~18.8~~17.8       Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or ~~alternate director~~, does not invalidate any proceedings at that meeting.

~~18.9~~17.9       Waiver of Notice of Meetings

Any director ~~or alternate director~~ may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company~~, to his or her alternate director~~, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director ~~or alternate director~~. Attendance of a director at a meeting of directors is a waiver of notice of the meeting unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

~~18.10~~17.10       Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

~~18.11~~17.11       Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

~~18.12~~17.12       Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or
(2)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

~~19.~~18.       Executive and Other Committees

~~19.1~~18.1       Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;
(2)	the power to remove a director;
(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and
(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

~~19.2~~18.2       Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;
(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:
(a)	the power to fill vacancies in the board of directors;
(b)	the power to remove a director;
(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and
(d)	the power to appoint or remove officers appointed by the directors; and
(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

~~19.3~~18.3       Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and
(2)	report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

~~19.4~~18.4       Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;
(2)	terminate the appointment of, or change the membership of, the committee; and
(3)	fill vacancies in the committee.

~~19.5~~18.5       Committee Meetings

Subject to Article 18.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(1)	the committee may meet and adjourn as it thinks proper;
(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;
(3)	a majority of the members of the committee constitutes a quorum of the committee; and
(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

~~20.~~19.       Officers

~~20.1~~19.1       Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

~~20.2~~19.2       Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;
(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and
(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

~~20.3~~19.3       Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

~~20.4~~19.4       Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

~~21.~~20.       Indemnification

~~21.1~~20.1       Definitions

In this Article 20:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;
(2)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director ~~or alternate director~~ of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director ~~or alternate director~~ of the Company:
(a)	is or may be joined as a party; or
(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;
(3)	“expenses” has the meaning set out in the Business Corporations Act.

~~21.2~~20.2    Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify a director, former director ~~or alternate director~~ of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director ~~and alternate director~~ is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

~~21.3~~20.3       Indemnification

Subject to any restrictions in the Business Corporations Act and these Articles, the Company may indemnify any person.

~~21.4~~20.4       Non-Compliance with Business Corporations Act

The failure of a director~~, or alternate director~~ or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

~~21.5~~20.5       Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director~~, alternate director~~, officer, employee or agent of the Company;
(2)	is or was a director~~, alternate director~~, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, ~~alternate director,~~ officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or
(4)	at the request of the Company, holds or held a position equivalent to that of a director~~, alternate director~~ or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

~~22.~~21.       Dividends

~~22.1~~21.1       Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

~~22.2~~21.2       Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

~~22.3~~21.3       No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

~~22.4~~21.4       Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

~~22.5~~21.5       Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

~~22.6~~21.6       Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;
(2)	determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and
(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

~~22.7~~21.7       When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

~~22.8~~21.8       Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

~~22.9~~21.9       Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

~~22.10~~21.10       Dividend Bears No Interest

No dividend bears interest against the Company.

~~22.11~~21.11       Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

~~22.12~~21.12       Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

~~22.13~~21.13       Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

~~23.~~22.       Accounting Records and Auditors

~~23.1~~22.1       Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

~~23.2~~22.2       Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

~~23.3~~22.3       Remuneration of Auditors

The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

~~24.~~23.       Notices

~~24.1~~23.1       Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record (for the purposes of this Article 24, a “record”) required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:
(a)	for a record mailed to a shareholder, the shareholder’s registered address;
(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; or
(c)	in any other case, the mailing address of the intended recipient;
(2)	delivery at the applicable address for that person as follows, addressed to the person:
(a)	for a record delivered to a shareholder, the shareholder’s registered address;
(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; or
(c)	in any other case, the delivery address of the intended recipient;
(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;
(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;
(5)	making the record available for public electronic access in accordance with the procedures referred to as “notice-and-access” under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators or in accordance with any other electronic delivery or access method permitted by applicable securities legislation from time to time; or
(6)	physical delivery to the intended recipient.

~~24.2~~23.2       Deemed Receipt

A notice, statement, report or other record that is:

(1)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day (Saturday, Sundays and holidays excepted) following the date of mailing;
(2)	faxed to a person to the fax number provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;
(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was e-mailed on the date it was e-mailed;
(4)	made available for public electronic access in accordance with the “notice-and-access” or other delivery procedures referred to in Article 24.1(5) is deemed to be received by a person on the date it was made available for public electronic access.

~~24.3~~23.3       Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 23.1 is conclusive evidence of that fact.

~~24.4~~23.4       Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

~~24.5~~23.5       Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:
(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and
(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or
(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

~~24.6~~23.6       Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

~~25.~~24.       Seal

~~25.1~~24.1       Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;
(2)	any officer, together with any director;
(3)	if the Company only has one director, that director; or
(4)	any one or more directors or officers or persons as may be determined by the directors.

~~25.2~~24.2       Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

~~25.3~~24.3       Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 24.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

~~26.~~25.       Prohibitions

~~26.1~~25.1       Definitions

In this Article 25:

(1)	“designated security” means:
(a)	a voting security of the Company;

(b)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or
(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);
(2)	“security” has the meaning assigned in the Securities Act (British Columbia);
(3)	“voting security” means a security of the Company that:
(a)	is not a debt security, and
(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

~~26.2~~25.2       Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

~~26.3~~25.3       Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

2021 Annual & Special Meeting of Shareholders

Forward-looking Statements

Certain statements contained in this Circular may constitute “forward-looking statements” or “forward-looking information” (collectively, forward-looking statements) within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements contained in this Circular are based on expectations, estimates and projections as of the date of this Circular and include, without limitation, those statements made in the “Letter from the Chairman” and “Letter from the Chief Executive Officer”, statements relating to the Premier Transaction and the Company’s ability to successfully complete the transaction and the benefits contemplated thereby, statements relating to the timing of project development and construction, the timing and amount of expected future production, the costs of future production and expenditures, expected development and construction and related timelines expected acquisitions, operation and exploration plans, timing and completion of preliminary economic assessments and feasibility studies, mine life extensions, expected benefits of financings, dividend distribution, use of proceeds, ability to cover debt obligations, overhead and operating costs, ability to obtain lending arrangements, ability to provide returns, risk management, increase of share price and liquidity, increase of gold price and risks relating to widespread epidemics or pandemic outbreaks, including the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to the Company’s operations.

Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Circular, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “anticipated”, “advancing”, “start”, “underway”, “commence”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Management as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and those factors identified in the Company’s MD&A for the year-ended December 31, 2020 and the Company’s most recent Annual Information Form available on SEDAR and EDGAR. Readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof.

The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: the consummation and timing of the Premier acquisition; the strengths, characteristics and potential of Equinox Gold following the Premier acquisition; Equinox Gold’s ability to achieve the production, cost and development expectations outlined in the Hardrock feasibility study; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz and Los Filos being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this Circular.

2021 Annual & Special Meeting of Shareholders

While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or Management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this Circular are expressly qualified in their entirety by this cautionary statement.

Suite 1501 - 700 West Pender St

Vancouver, B.C. Canada V6C 1G8

Telephone numbers:

1-833-EQXGOLD (1-833-379-4653) (North America) or

1-604-558-0560 (International)

Fax: 604.558.0561

Email: ir@equinoxgold.com